UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

BBVA
Creating Opportunities

January-June 2020
2Q20

January-June 2020 2Q20

BBVA

#YouAreTheVaccine

SOCIETY

€35m + **€10m** approx.

Donated for the fight against **pandemic**

- 80% **Medical** supplies
- 12% Vulnerable **groups**
- 8% Scientific **research**

Donated by **customers**

EMPLOYEES

We use **technology** to promote new ways of working

Hybrid model: more flexible

Onsite working — **125,041** Number employees — Remote working

We rely on committed **employees** with our **values**

- **Customer** comes **first**
- We **think big**
- We are **one team**

CUSTOMERS

We help our **customers** in their lives and in their businesses

Offering financial support to our customers:

- Deferrals and repayment flexibility
- More funding and liquidity
- Loans with government support

Remote channels

- 60% (% penetration) **Digital** customers
- 56% (% penetration) **Mobile** customers
- 63% Digital **sales**

Gradual branch reopening

SHAREHOLDERS

We address the challenges faced by banks with a **sound capital** and **liquidity position**

LCR / NSFR

159% / 124%

CET1 fully-loaded

11.22%

Now is the time. We all create the opportunities

#LaVacunaEresTú In the current context, BBVA´s Purpose, values and strategy are more relevant than ever Since the beginning of the health crisis, BBVA stepped up: Direct support to community to protect We use technology to promote the health and wellbeing of all new ways of working Hybrid model: more _exible €35m €10m + approx. Onsite working 125,041 Remote working Number employees Donated for the _ght Donated against pandemic by customers We rely on committed employees with our values 80% 12% 8% Medical Vulnerable Scienti_c Customer We think We are supplies groups research comes _rst big one team SOCIETY EMPLOYEES We address the challenges faced We help our customers in their by banks with a sound capital and lives and in their businesses liquidity position O_ering _nancial support to our customers: Deferrals and repayment _exibility More funding and liquidity LCR / NSFR Loans with government support We adapt to the needs of our customers and help them make _nancial transactions 159% / 124% Remote channels Gradual branch reopening Complying with health protocols CET1 60% 56% (% penetration) (% penetration) Adapting to the evolution of the fully-loaded pandemic and activity in each country Digital customers Mobile customers Providing the best experience to our 11.22% customers 63% (% of total units sold) Digital sales CUSTOMERS SHAREHOLDERS Now is the time. We all create the opportunities BBVA, Creating Opportunities Now is the time. We all create the opportunities.

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BBVA Group main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	30-06-20	Δ %	30-06-19	31-12-19
Balance sheet (millions of euros)
Total assets	753,824	8.1	697,626	698,690
Loans and advances to customers (gross)	400,764	2.9	389,306	394,763
Deposits from customers	402,184	7.2	375,104	384,219
Total customer funds	502,997	5.0	478,872	492,022
Total equity	49,555	(9.4)	54,690	54,925
Income statement (millions of euros)
Net interest income	8,653	(3.2)	8,941	18,124
Gross income	12,045	0.8	11,944	24,463
Operating income	6,533	7.6	6,069	12,561
Net attributable profit/(loss)	(1,157)	n.s.	2,442	3,512
Adjusted net attributable profit or (loss) (1)	928	(62.0)	2,442	4,830
The BBVA share and share performance ratios
Number of shares (million)	6,668	-	6,668	6,668
Share price (euros)	3.06	(37.7)	4.92	4.98
Earning per share (euros) (2)	(0.20)	n.s.	0.34	0.47
Adjusted earning per share (euros) (1) (2)	0.11	(67.6)	0.34	0.66
Book value per share (euros)	6.57	(10.5)	7.34	7.32
Tangible book value per share (euros)	5.87	(3.8)	6.10	6.27
Market capitalization (millions of euros)	20,430	(37.7)	32,786	33,226
Yield (dividend/price; %) (3)	8.5		5.3	5.2
Significant ratios (%)
ROE (net attributable profit or (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (1)	4.1		10.2	9.9
ROTE (net attributable profit or (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (1)	4.6		12.4	11.9
ROA (Profit or (loss) for the year/average total assets) (1)	0.35		0.86	0.82
RORWA (Profit or (loss) for the year/average risk-weighted assets - RWA) (1)	0.69		1.65	1.57
Efficiency ratio	45.8		49.2	48.7
Cost of risk	2.04		0.89	1.02
NPL ratio	3.7		3.8	3.8
NPL coverage ratio	85		75	77
Capital adequacy ratios (%)
CET1 fully-loaded	11.22		11.52	11.74
CET1 phased-in (4)	11.63		11.76	11.98
Total ratio phased-in (4)	15.89		15.81	15.92
Other information
Number of customers (million)	79.1	4.2	75.9	77.9
Number of shareholders	891,944	0.4	888,559	874,148
Number of employees	125,041	(0.8)	126,017	126,973
Number of branches	7,699	(1.6)	7,823	7,744
Number of ATMs	32,310	(1.0)	32,648	32,658

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the quarterly information of the 2019 income statements has been restated.

(1) As of 30-06-2020 and 31-12-2019, the goodwill impairment in the United States for an amount of 2,084 and 1,318 millions of euros, which was recognized as of 31-03-2020 and 31-12-2019, respectively, is excluded.

(2) Adjusted by additional Tier 1 instrument remuneration.

(3) Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.

(4) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873.

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Highlights

COVID-19 pandemic

●

The appearance of the COVID-19 virus in China and its global expansion to a large number of countries, has caused the viral outbreak to be classified as a global pandemic by the World Health Organization since March 11, 2020. The global economy is being strongly affected by the pandemic, which is gradually affecting the economies of all the countries in which the BBVA Group is present, mainly due to confinement measures that restrict activity and a drop in confidence from consumers and businesses. Although the situation seems to have eased in many of the countries of East Asia and Europe, which have begun to revitalize their economies again, much of the American continent is still in a phase of viral expansion. The governments of the different countries in which the Group operates have adopted different measures that have conditioned the evolution of the first half of 2020 as explained later.

Results

●

Growth in operating income of 7.6% in the first six months (up 19.2% at constant exchange rates) driven by the net trading income (NTI) and a significant reduction in operating expenses, as a result of containment plans and the lower expenses derived from the lockdown. The result of the above was a significant improvement in the efficiency ratio.

●	Impairment on financial assets increased mainly due to the deterioration of the macroeconomic scenario, resulting mostly from the impacts of COVID-19.

●

As a result of the valuation of the goodwill of its subsidiaries, the Group estimated that there was an impairment in the United States, which was recorded under the heading “Other results” of the consolidated income statement as of March 31, 2020. This impairment represented an impact of -€2,084m in the net attributable profit and is mainly due to the negative impact from the updating of the macroeconomic scenario affected by the COVID-19 pandemic. This impact does not affect the tangible net equity, capital, or liquidity of the BBVA Group.

●

Finally, the cumulative net attributable loss as of the close of June 2020 was -€1,157m. If the goodwill impairment in the United States is excluded from the year-on-year comparison, the Group’s net attributable profit, compared to the same period of 2019, fell by 62.0% in the first half of 2020, to stand at €928m. In the second quarter of the year, net attributable profit, excluding the goodwill impairment in the United States, was €636m (up 118.0% quarter-on-quarter).

NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. 1H20)

(1) Excluding the goodwill impairment in the United States.	(1) Excludes the Corporate Center.

Balance sheet and business activity

●

The figure for loans and advances to customers (gross) was 1.5% higher compared to December 31, 2019, thanks to the government support programs to boost the financing of the real economy implemented in the different geographical areas.

●	Customer funds grew by 2.2% in the half year, as a result of customers placing the larger liquidity provisions in the bank.

Liquidity

●

The availability of substantial liquidity buffers in each of the geographical areas in which the BBVA Group operates and their management have allowed internal and regulatory ratios to be maintained well above the minimums required.

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Solvency

●

The BBVA Group has set the objective to maintain a buffer on its fully-loaded CET1 ratio requirement (currently, at 8.59%) between 225 and 275 basis points. As of June 30, 2020, the CET1 fully-loaded ratio stood at 11.22%, in the upper part of the target management buffer.

CAPITAL AND LEVERAGE RATIOS AND COST OF RISK (PERCENTAGE AS OF 30-06-20)

Risk management

●	The calculation of expected credit losses at the end of the first half of 2020 incorporates:

o

The update of the forward looking information in the IFRS 9 models in order to reflect the circumstances created by the COVID-19 pandemic in the macroeconomic environment, which is characterized by a high degree of uncertainty regarding its intensity, duration and speed of recovery.

o	The granting of relief measures in the form of temporary payment deferrals for customers affected by the pandemic, as well as the option to grant lending with a public guarantee facility.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

Purpose, values and strategy

BBVA’s Purpose, to bring the age of opportunity to everyone, is more relevant than ever, as are our values: customer comes first, we think big and we are one team. This crisis has revealed the correct decision to opt for digitization, which has allowed the Bank to be closer to customers when they have needed it most, and reinforces our strategy. Therefore, our priorities remain unchanged; improve the financial health of customers, help them in the transition to a sustainable future, to grow in customers, seeking operational excellence and having the best and most committed team and the use of technology and data, will continue to be so the pillars on which the Group’s strategy is based.

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Security, business continuity and support measures taken by BBVA

From the outset, BBVA has adopted a series of measures to support its main stakeholders. The main business continuity measures taken are:

●

In order to serve customers, and since financial services are legally considered an essential service in most of the countries in which the Group operates, the branch network remained operational, with dynamic management of the network and with information about branches and opening times on the website. In addition, the recommendation was for customers to operate through the digital channels and their remote agents, with the aim of minimizing the staff needed to serve customers in the branches, trying to reduce the risk of contagion and protect the health of its employees, customers and society in general. The data indicates that the COVID-19 crisis is accelerating digitization: At Group level, during the month of June 2020, digital sales (measured in units) rose sharply to 63.2% of the total, compared to 59.9% in February. Also at the end of June, BBVA’s digital customers accounted for 60% of the total and customers operating with the bank through their cell phones accounted for 56% across the entire Group.

DIGITAL AND MOBILE CUSTOMERS (MILLIONS)

●

With employees, the measures established by the health authorities have been implemented, including taking an early stance on promoting working from home. The priority in BBVA’s return plan is the health and safety of its employees, their families and its customers, as well as ensuring business continuity, always following the recommendations of the health authorities. This return plan will be dynamic and adapted to the situation in each geographical area, and will be modulated on the basis of the data available at each moment on the evolution of the pandemic, the evolution of the business and the service to the customers.

Other support and responsibility measures taken are the following:

●

The banks are a key part of the solution to the COVID-19 crisis. Specifically, BBVA has activated support initiatives with a focus on the most affected customers, regardless of whether they are companies, SMEs, self-employed workers or private individuals. The following are just some of those initiatives:

o

In Spain, support for SMEs, the self-employed and companies through lines of credit and lines guaranteed by the ICO, advance payment of pensions and unemployment benefits to its customers, ICO-backed loans for rent payments, and the deferral of both insurance and credit card payments and grace periods on loans to affected individuals or companies.

o

In the United States, flexibility in the repayment of loans for small business and for consumer finance, elimination of some fees and commissions for individual customers and the development of an online application that allowed companies benefiting from the Paycheck Protection Program (PPP) to apply for assistance just three days after the launch of the program;

o

In Mexico, a repayment deferment on various credit products, fixed payment plan to reduce monthly credit card charges and suspension of Point of Sale (POS) fees to support retailers with lower turnover, as well as different support plans aimed at each situation for larger business customers;

o	In Turkey, delay of loan repayments, interests and amortizations;

o

In South America, some countries such as Argentina have given micro-SMEs and SMEs access to credit facilities to purchase teleworking equipment and funding facilities for the payment of salaries; Colombia has frozen the repayment of loans for individuals and companies for up to six months, and is offering a special working capital facility for companies; and in Peru, several measures were approved to support the SMEs and customers with consumer loans or credit cards.

●	To support society in this fight against the COVID-19 pandemic, BBVA has donated €35m to purchase medical supplies, support vulnerable groups and promote research.

6

Pronouncements of regulatory bodies and supervisors

●

With the aim of mitigating the impact of COVID-19, various European and international bodies have made pronouncements aimed at allowing greater flexibility in the implementation of the accounting and prudential frameworks. The BBVA Group has taken these pronouncements into consideration when preparing this report.

●

With regard to the payment of dividends, on March 27 the European Central Bank recommended that, until at least October 1, 2020, credit institutions should refrain from distributing dividends or making irrevocable commitments to distribute them, and from repurchasing shares to remunerate shareholders. Consequently, the BBVA Board of Directors has agreed to amend, for the 2020 financial year, the Group’s shareholder remuneration policy, which was announced by means of a material fact notification on February 1, 2017. The new policy for 2020 has been established as not making any dividend payments for the 2020 financial year until the uncertainties caused by COVID-19 disappear and, in any case, not before the end of the financial year.

●

In terms of solvency, the European Parliament and the European Council adopted Regulation 2020/873 (known as the “CRR Quick Fix”), which amends both Regulation (EU) 575/2013 (Capital Requirement Regulation (CRR)) and Regulation 2019/876 (Capital Requirement Regulation 2 (CRR2)), which will apply from June 27, 2020. Its main impacts on the BBVA Group at the end of the first half involve the extension of the transitional treatment of IFRS 9 (only affects the phased-in ratios) and the bringing forward of the application of the SME and infrastructure support factor.

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Group information

Macro and industry trends

The Global economy is being severely affected by the COVID-19 pandemic, which has spread to most countries around the world and is affecting their economies in stages due to the lockdown measures, that restrict business, and impact consumer and business confidence. Although many countries in East Asia and Europe now seem to be over the worst of the pandemic and have reopened their economies, it is still spreading in much of the American continent. Governments and central banks have generally implemented fiscal and monetary stimulus measures, which are helping to mitigate the economic impact, but this will not prevent the global economy from entering in a recession throughout the year.

During the second quarter of 2020, the financial markets have generally remained stable due to the actions of the central banks in the developed countries (announcements of asset purchases, lending facilities, interest rate reductions) and various fiscal stimulus packages announced by governments. In addition, the relaxing of the lockdown taking place in most countries and the corresponding upturn in economic activity have contributed to improving economic confidence and activity. With respect to the latter, the indicators generally show that the contraction until April was sharper than expected, but that the improvement since May has been robust and relatively widespread, especially in the developed economies where support through the policies has been more significant and effective.

In terms of global growth, BBVA Research expects a V-shaped recovery in economic activity, although without reaching pre-crisis GDP levels. This recovery will be slower than expected and will vary across the different regions. BBVA Research’s baseline scenario is based on the assumption that there will be further waves of infections until a vaccine or treatment for COVID-19 becomes available, without it resulting in strict lockdown measures. As a result, growth forecasts have been revised downward in 2020 and upward in 2021, with a higher cumulative loss of GDP over the two-year period, especially in emerging countries. More specifically, BBVA Research has adjusted its global growth forecast from -2.4% to around -3.1% in 2020 and from 4.8% to 5.1% in 2021. However, one should keep in mind that epidemiological, economic, financial and geopolitical factors will lead to uncertainty remaining at exceptionally high levels and this will be a source of risk to economic forecasts.

With regard to the banking system, in an environment in which much of the economic activity has been at a stand still for several months, banking services have played an essential role, fundamentally for two reasons: first, the banks have ensured the proper functioning of collections and payments for households and companies, thereby contributing to the maintenance of economic activity; second, the granting of new lending or the renewal of existing lending has reduced the impact of the economic slowdown on households and business incomes. In the current situation, it is very important to ensure that the temporary liquidity problems faced by companies do not become solvency problems, thus jeopardizing their survival and the jobs they create. As a result, the support provided by the banks during the months of lockdown and the public guarantees have been essential, as the banks have been the only source of financing for most of the companies.

Although in terms of profitability, European and Spanish banks are still far from the levels seen before the crisis, due mainly to their accumulation of capital and the low interest rate environment we have been experiencing for some time now, the financial institutions are facing this challenge from a healthy position since their solvency has been constantly improving since the 2008 crisis, with increased capital and liquidity buffers and therefore a greater capacity to lend.

Europe

In Europe, fiscal stimulus packages continue to be implemented by all the relevant European authorities, the European Union (EU) and the Member states. There are two broad sets of measures: lending guarantees and new fiscal stimulus. On average, the fiscal stimulus, plus the liquidity facilities, could represent about 20% of EU GDP. Most importantly is the approval of the recovery fund (“Next Generation EU”) approved by the EU with an endowment of €750,000m (5.4% of EU GDP) to support the recovery in the coming years after COVID-19 through the promotion of investment and the implementation of structural reforms. For its part, the European Central Bank (ECB) has continued to expand its balance sheet, consolidating a strong increase in liquidity (TLTRO III), and has ensured the correct transmission of monetary policy in the Eurozone by increasing the special quantitative easing program, the Pandemic Emergency Purchase Program (PEPP), by an additional €600,000m, up to €1.35 trillion. In terms of growth, the longer lockdown period, together with a gradual relaxing of such measures, have led BBVA Research to revise growth in the Eurozone downward to -8.5% in 2020, with a range between -7% and -11%, driven by the collapse of both private consumption and investment in a context of falling global demand. Accommodative economic policies should avoid more persistent negative effects and underpin a partial recovery in 2021 (up 5.8%, with a range between 3.5% and 7.5%), with GDP at the end of the biennium 2020–21 being around 2% below the level seen in the fourth quarter of 2019.

8

Spain

In terms of growth, according to BBVA Research estimates, Spanish GDP could contract by 11.5% in 2020 (with a range between -10% and -15%) and grow by 7% in 2021 (with a range between 3% and 9%). The lockdown and social distancing measures implemented have lasted longer than expected, and the impact on economic activity has been significant and greater than originally estimated. Thus, while the easing of restrictions has led to a sharp recovery in the economy since May, the cumulative decline in activity levels between the end of 2019 and the end of the first half of 2020 could exceed 20%. However, these growth forecasts remain subject to a high degree of uncertainty. First, because they depend to a large extent on the global evolution of the pandemic, which will determine global demand and consumption and investment decisions. Second, because while the temporary effects of the extraordinary economic policy measures adopted so far are clearly positive, there is also uncertainty about their effectiveness.

In regards the banking system, according to Bank of Spain data, the total volume of lending to the private sector recovered slightly in May 2020 (up 2.0% year-on-year) as a result of the growth of new business lending transactions since mid-March, within the framework of the public guarantee programs launched by the government to deal with COVID-19. Asset quality indicators have improved slightly (the NPL ratio was 4.73% in May 2020). Profitability turned negative in the first quarter of 2020 due to the significant impact of the increase in provisions as a result of the coronavirus crisis and the extraordinary negative results in the quarter. In addition, the low interest rate environment keeps profitability under pressure. The Spanish institutions maintain comfortable levels of capital adequacy and liquidity.

The United States

The consequences of coronavirus are resulting in a number of strong supply and demand shocks in the economy of the United States. In principle, the direct economic impact should be large, but temporary. However, the side effects of the financial shock and the fall in activity on the real economy could have deeper consequences and entail a slower recovery. Moreover, limited data availability, financial-market volatility, and unprecedented economic and monetary policy responses imply heightened uncertainty about the economic outlook over the coming quarters. According to BBVA Research forecasts, GDP will fall by about 5.1% in 2020 (with a range between -4% and -7%) and increase by around 3.5% in 2021 (with a range between 2% and 5%). The United States government has launched a strong fiscal stimulus (around 18% of GDP) that entails a substantial increase in the deficit and government debt. In addition, the Fed is expected to hold rates around 0% until at least the end of 2021 and remain willing to take additional measures, if necessary, to support liquidity and asset purchases.

In the banking system as a whole, the most recent activity data provided by the Fed (June 2020) show the effects of the programs launched to deal with the coronavirus, with year-on-year lending and deposit growth rates for the system at 8.7% and 21.4% respectively. NPLs remain under control, with the NPL ratio standing at 1.52% in the first quarter of 2020.

Mexico

According to BBVA Research forecasts, a sharp contraction is expected as a result of the COVID-19 crisis and a slow recovery afterwards, in a context of weak investment. The BBVA Research GDP growth forecast is for a fall of 10% in 2020, with a range between -12% to -9%, and a partial recovery in 2021 with a growth of 3.7% (in the range of 2% to 4.5%). Recovery will be slow and not without risks. The crisis will have severely affected employment and household income; nearly one million formal jobs have been lost in the first half of 2020, implying a significant decline in private consumption. A 20.5% contraction in investment is also forecasted for 2020. The United States-Mexico-Canada Agreement (USMCA) entered into force on July 1st. This new treaty represents a significant medium-term opportunity for Mexico to attract foreign investment flows and develop local supply chains. In the context of the sharp fall in GDP, BBVA Research estimates that inflation will remain under control, paving the way for Banxico to continue to reduce benchmark interest rates, which could be at around 3% by the end of the year, down from their current level of 5%.

The banking system continues to grow year-on-year. According to CNBV data as of May 2020, lending and deposits grew by 7.7% and 13.8% year-on-year respectively, with increases in all portfolios. The NPL ratio remained under control (2.41% in May 2020, compared to 2.16% 12 months earlier) and capital indicators were comfortable.

Turkey

As for Turkey, BBVA Research expects GDP to remain stable in 2020 (growth 0%), and then increase by 5.0% in 2021. The Turkish economy grew at an annual rate of 4.5% in the first quarter of 2020 and is estimated to contract 7.1% in the second quarter. However, BBVA Research considers that the expansionary fiscal and monetary policies, as well as the support measures and the acceleration of lending growth, coupled with the expectation of the relative normalization of international activity, will have a positive effect on economic activity in the second half of the year. This will not, however, be free from risks, so the estimated forecast range is between -3% and 1%. The central bank cut interest rates to 8.25% at the May meeting due to the easing of the monetary policies in the advanced economies and the increase in downside risks for economic activity, and retained the investment support measures in certain sectors. BBVA Research estimates that

9

the benchmark rate will remain at 8.25% for the rest of the year. For its part, this pressure on the Turkish lira began to diminish with some normalization of the world economy following the measures taken as a result of the pandemic.

With data as of May 2020, the total volume of lending in the banking system increased by 24.1% year-on-year (up 33.8% in Turkish lira and 10.0% in foreign currency). These growth rates include the effect of inflation, which was 11.4% year-on-year as of May 2020. The NPL ratio stood at 4.54% at the close of May 2020.

Argentina

BBVA Research estimates that growth will contract this year by between 13% and 16%, with a point estimate of 14%, and that there will be a partial recovery in 2021 with an expansion of between 3% and 6% (point estimate of 5.2%). Argentina was already experiencing one of the longest recessions in its history when the outbreak of the COVID-19 epidemic occurred. With one of the earliest and longest lockdowns on the continent, BBVA Research expects a very severe impact on the economy, which will continue to experience significant vulnerabilities in the years to come. Quarantine extensions have been accompanied by government fiscal support, now targeting certain sectors and regions. Financing the fiscal deficit through the central bank poses an inflation risk in the medium term, so BBVA Research considers as a working hypothesis that the government will reach a successful re-negotiation agreement with creditors.

In the banking system, the positive trend for both lending and deposit growth has continued in 2020, although notably influenced by high inflation. With data as of April 2020, profitability indicators deteriorated significantly (ROE: 18.9% and ROA: 2.8%) due to the COVID-19 effect, after reaching historical highs at the close of 2019. For its part, the NPL ratio fell slightly to 5.3% in March 2020.

Colombia

Production and consumption disruption resulting from the COVID-19 pandemic has resulted in strong reductions in the components of demand, mainly consumption and investment, in the second quarter of the year, a period in which the contraction of the economy reached 17% year-on-year. The opening of the economy is not uniform neither in terms of sectors of activity nor regions of the country, so we estimate that the recovery will be very gradual and slow from the second half of the year. For 2020, BBVA Research estimates a 7.5% (with a range between -5.5% and -10%) annual contraction with significant declines in consumption and investment. For 2021, BBVA Research estimates a partial recovery with a significant comparison basis effect. This recovery is expected to be slow due to the need to reallocate resources, high business failure rates and the loss of household income. In this context, the central bank has reduced the benchmark interest rate by 175 basis points since the start of the pandemic, an approach which is expected to continue until it falls to 2% (from its current 2.5%) for the third quarter. It has also carried out liquidity injection programs in the economy in addition to bond purchase programs. The scenario for 2020 and 2021 is still very uncertain, both on the epidemiological side and in terms of the effects on the economy of the gradual opening. This is despite the government’s efforts to relax the Fiscal Rule that has been suspended for this year and the next, in order to expand measures to support the economy. BBVA Research estimates that the government deficit will be around 8.2% of GDP in 2020.

Total lending in the banking system grew by 11.8% year-on-year in April 2020, due to the high growth in the corporate portfolio driven by government-approved letters of credit and guarantee programs during the pandemic, with a 4.3% NPL ratio. Total deposits increased by 18.3% year-on-year in the same period.

Peru

BBVA Research estimates that Peru’s GDP has contracted by an annual rate of slightly more than 30% in the second quarter of 2020, mainly as a result of the measures taken to limit the spread of COVID-19. For 2020 as a whole, a contraction of about 15% is estimated, with a range of between -18% to -12%, which assumes that the restrictions imposed during lockdown will be gradually phased out in accordance with the government plan. For the second half of the year, a contraction of 11% year-on-year is estimated. In 2021, GDP growth is estimated to be around 8% (in the range of 6.5% to 10.5%). The fiscal deficit will increase to about 9.4% by the end of 2020, as a result of the fiscal effort implemented to alleviate the negative impacts of COVID-19 on households and businesses. These efforts are part of a wider program, equivalent to 16% of GDP according to official sources. Moreover, the central bank has cut the benchmark interest rate by 100 basis points between March and April, bringing it to 0.25%, a historical low. BBVA Research estimates that this rate will remain at this level for some time and that the programs implemented so far to create liquidity in the financial system and support payment chains through the “Reactiva Perú” program will continue.

The banking system is showing high year-on-year growth rates for lending and deposits (up 12.1% and up 13.3% respectively, in April 2020), with profitability levels affected by the lockdown (ROE: 15.7%) but with contained NPLs (NPL ratio: 2.6%).

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INTEREST RATES (PERCENTAGE)

	30-06-20	31-03-20	31-12-19	30-09-19	30-06-19	31-03-19
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00
Euribor 3 months (1)	(0.38)	(0.42)	(0.39)	(0.42)	(0.33)	(0.31)
Euribor 1 year (1)	(0.15)	(0.27)	(0.26)	(0.34)	(0.19)	(0.11)
USA Federal rates	0.25	0.25	1.75	2.00	2.50	2.50
TIIE (Mexico)	5.00	6.50	7.25	7.75	8.25	8.25
CBRT (Turkey)	8.25	9.75	12.00	16.50	24.00	24.00

(1) Calculated as the month average.

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
		Δ % on	Δ % on		Δ % on
	30-06-20	30-06-19	31-12-19	1H20	1H19
U.S. dollar	1.1198	1.6	0.3	1.1018	2.5
Mexican peso	25.9470	(15.9)	(18.2)	23.8753	(9.3)
Turkish lira	7.6761	(14.5)	(12.9)	7.1541	(11.1)
Peruvian sol	3.9470	(5.2)	(5.7)	3.7631	(0.3)
Argentine peso (1)	78.8283	(38.1)	(14.6)	-	-
Chilean peso	914.16	(15.4)	(8.0)	895.43	(14.8)
Colombian peso	4,209.23	(13.6)	(12.5)	4,066.28	(11.4)

(1) According to IAS 29 “Financial information in hyperinflationary economies”, the year-end exchange rate is used for the conversion of the Argentina income statement.

11

Results

The BBVA Group generated a net attributable loss of €1,157m in the first half of 2020. The good performance of operating income was offset on the one hand by a further impairment on financial assets, mainly due to the deterioration of the macroeconomic scenario resulting from COVID-19 and higher provisions, and, on the other hand by the goodwill impairment in the United States in the first quarter of 2020 of €2,084m, also resulting from the pandemic. The comparison with the same period of the previous year is impacted by these two factors. Excluding the goodwill impairment in the United States, the Group´s net attributable profit stood at €928m which corresponds to a decrease of 62.0% compared to the first half of 2019. In the second quarter of the year, the net attributable profit, excluding the goodwill impairment in the United States, stood at €636m, 118.0% higher than the figure achieved in the first quarter.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

	2020		2019
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,097	4,556	4,709	4,473	4,544	4,398
Net fees and commissions	1,043	1,258	1,290	1,273	1,256	1,214
Net trading income	512	594	490	351	116	426
Other operating income and expenses	(91)	75	(89)	22	(18)	8
Gross income	5,561	6,484	6,400	6,120	5,897	6,046
Operating expenses	(2,594)	(2,918)	(3,082)	(2,946)	(2,952)	(2,922)
Personnel expenses	(1,342)	(1,532)	(1,637)	(1,572)	(1,578)	(1,553)
Other administrative expenses	(884)	(988)	(1,039)	(971)	(976)	(977)
Depreciation	(369)	(397)	(406)	(403)	(398)	(392)
Operating income	2,967	3,566	3,317	3,174	2,945	3,124
Impairment on financial assets not measured at fair value through profit or loss	(1,571)	(2,575)	(1,169)	(1,172)	(731)	(1,001)
Provisions or reversal of provisions	(228)	(312)	(243)	(113)	(117)	(144)
Other results	(101)	(2,113)	(1,444)	(4)	(3)	(22)
Profit/(loss) before tax	1,066	(1,435)	460	1,886	2,095	1,957
Income tax	(269)	(186)	(430)	(488)	(595)	(541)
Profit/(loss) for the year	798	(1,621)	31	1,398	1,500	1,416
Non-controlling interests	(162)	(172)	(186)	(173)	(241)	(234)
Net attributable profit/(loss)	636	(1,792)	(155)	1,225	1,260	1,182
Earning per share (euros) (1)	0.08	(0.29)	(0.04)	0.17	0.17	0.16
Of which:
Goodwill impairment in the United States		(2,084)	(1,318)
Net attributable profit/(loss) excluding the United States goodwill impairment	636	292	1,163	1,225	1,260	1,182
Earning per share excluding the goodwill impairment in the United States (euros) (1)	0.08	0.03	0.16	0.17	0.17	0.16

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the quarterly information of the 2019 income statements has been restated.

(1) Adjusted by additional Tier 1 instrument remuneration.

12

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
	Δ % at constant

	1H20	Δ % exchange rates		1H19
Net interest income	8,653	(3.2)	4.5	8,941
Net fees and commissions	2,301	(6.8)	(1.7)	2,470
Net trading income	1,107	104.1	135.1	542
Other operating income and expenses	(16)	61.3	33.2	(10)
Gross income	12,045	0.8	8.8	11,944
Operating expenses	(5,512)	(6.2)	(1.5)	(5,874)
Personnel expenses	(2,875)	(8.2)	(3.9)	(3,131)
Other administrative expenses	(1,872)	(4.1)	1.4	(1,953)
Depreciation	(766)	(3.1)	0.9	(790)
Operating income	6,533	7.6	19.2	6,069
Impairment on financial assets not measured at fair value through profit or loss	(4,146)	139.5	162.0	(1,731)
Provisions or reversal of provisions	(541)	107.6	116.5	(261)
Other results	(2,214)	n.s.	n.s.	(25)
Profit/(loss) before tax	(368)	n.s.	n.s.	4,052
Income tax	(455)	(60.0)	(55.5)	(1,136)
Profit/(loss) for the year	(823)	n.s.	n.s.	2,916
Non-controlling interests	(333)	(29.7)	(17.8)	(475)
Net attributable profit/(loss)	(1,157)	n.s.	n.s.	2,442
Earning per share (euros) (1)	(0.20)			0.34
Of which:
Goodwill impairment in the United States	(2,084)
Net attributable profit/(loss) excluding the United States goodwill impairment	928	(62.0)	(57.8)	2,442
Earning per share excluding the goodwill impairment in the United States (euros) (1)	0.11			0.34

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the first six months information of the 2019 income statements has been restated.

(1) Adjusted by additional Tier 1 instrument remuneration.

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the year-on-year percentage changes provided below refer to constant exchange rates.

Gross income

Gross income increased by 8.8% year-on-year, supported by the good performance of net interest income and NTI, which managed to offset the lower contribution from net fees and commissions and the other operating income and expenses line.

GROSS INCOME (MILLIONS OF EUROS)

(1) At constant exchange rates: +8.8%.

13

Net interest income grew by 4.5% year-on-year, supported by the good performance of Turkey and South America, which offset the smaller contribution from Mexico and the United States as a result of the benchmark interest rate cuts by the banking authorities in these countries.

Net fees and commissions were affected by the lower activity resulting from the lockdown imposed in response to the pandemic. The areas that showed year-on-year reductions were South America, Mexico and Turkey, the latter was also affected by changes in the regulation regarding fees and commissions charged, which have been in application since March 2020. In Spain, Rest of Eurasia and the United States, net fees and commissions grew year-on-year (up 7.4%, 19.6% and 2.6%, respectively) despite ceasing to charge some fees and commissions as one of the measures to support customers through the worst moments of the pandemic.

NET INTEREST INCOME/ATAS (PERCENTAGE)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS)

(1) At constant exchange rates: +3.2%.

NTI recorded a year-on-year increase of 135.1% mainly due to the foreign-exchange rate hedging gains, registered at the Corporate Center, and higher results generated during the first half of the year by all business areas, with the exception of South America, due to the positive effect of the sale of the Prisma Medios de Pago S.A. stake in the first half of 2019.

The other operating income and expenses line closed the first half of the year at -€16m compared to the -€10m accumulated at the end of June 2019, which represents an increase of 33.2% compared to the same period of the previous year. This is mainly due to BBVA’s increased annual contribution in Spain to the Single Resolution Fund (SRF) in the second quarter of 2020, which stood at -€165m compared to the -€144m contributed in 2019.

Operating income

Operating expenses fell 1.5% year-on-year as a result of the containment plans implemented by all business areas and also due to the limitations the lockdown placed on some expenses, such as travel. The main drivers are the reduction in expenses in Spain and the Corporate Center.

OPERATING EXPENSES (MILLIONS OF EUROS)

(1) At constant exchange rates: -1.5%.

As a result, the efficiency ratio stood at 45.8% as of June 30, 2020, significantly below the level reached last year (49.2%), and operating income grew 19.2% year-on-year.

14

OPERATING INCOME (MILLIONS OF EUROS)

(1) At constant exchange rates: +19.2%.

Provisions and other

The impairment on financial assets not measured at fair value through profit and loss (impairment on financial assets) closed the half year with a negative balance of €4,146m, 162.0% above that recorded in the same period of the previous year, mainly due to the negative impact of the deterioration in the macroeconomic scenario resulting from COVID-19.

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS)

(1) At constant exchange rates: +162.0%.

Provisions or reversal of provisions (hereinafter provisions) closed the first half of the year with a negative balance of €541m, 116.5% higher compared to the same period of the previous year, mainly due to higher provisions in Spain.

The other gains (losses) line mainly reflects the aforementioned goodwill impairment in the United States and closed the first half with a negative balance of €2,214m.

Results

As a result of the above, the Group’s net attributable loss during the first half of 2020 amounted to €1,157m, which compares negatively with the profit of €2,442m obtained in the first half of 2019. This comparison is affected by the increase in the impairment on financial assets as well as by the goodwill impairment in the United States, being both a result of the impact of COVID-19.

15

NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT EXCLUDING THE UNITED STATES GOODWILL IMPAIRMENT (MILLIONS OF EUROS)

(1) At constant exchange rates: n.s.	(1) At constant exchange rates: -57.8%

By business areas, and in millions of euros, the net attributable profit from the different business areas that make up the Group were: 88 in Spain, 26 in the United States, 654 in Mexico, 266 in Turkey, 159 in South America and 66 in the Rest of Eurasia.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (1) (EUROS)	EARNING PER SHARE (1) (EUROS)

(1) Replenishing dividends paid in the period.	(1) Adjusted by additional Tier 1 instrument remuneration. (2) Excluding the goodwill impairment in the United States in 4Q19 and 1Q20.

ROE AND ROTE (1) (PERCENTAGE)	ROA AND RORWA (1) (PERCENTAGE)

(1) Ratios excluding the goodwill impairment in the United States in 2019 and 2Q20.	(1) Ratios excluding the goodwill impairment in the United States in 2019 and 2Q20.

16

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of June 30, 2020, are summarized below:

●

Loans and advances to customers (gross) increased compared to the end of the previous year (up 1.5%), with increases mainly in the CIB and commercial portfolios that offset the deleveraging in the rest of the portfolios, thanks to the support programs promoted by the governments in the different geographical areas, especially Spain (ICO lines), Turkey (Credit Guarantee Fund), United States (PPP) and Peru (“Reactiva Perú” Plan).

●	Non-performing loans increased by 2.4% in the second quarter, mainly in Turkey, although it did not reach the levels at the end of 2019.

●

Customer deposits closed the first half 4.7% above December balances, with an increase of 4.4% in the quarter, strongly supported by the good performance of demand deposits (up 9.9% in the semester, up 6.7% in the quarter), where customers have deposited the liquidity available to face the pandemic.

●

Off-balance sheet funds recovered somewhat between April and June and grew by 4.5%, although they continue to show a negative growth rate compared to December (down 6.5%), as a result of the negative performance of the markets caused by COVID-19 during the first quarter of the year.

●

Regarding the intangible assets, during the first quarter of 2020, the United States goodwill was impaired by €2,084m due to the COVID-19 pandemic, which does not affect BBVA Group’s tangible net equity, solvency, or liquidity.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	30-06-20	Δ %	31-12-19	30-06-19
Cash, cash balances at central banks and other demand deposits	65,877	48.7	44,303	44,565
Financial assets held for trading	119,332	16.2	102,688	105,369
Non-trading financial assets mandatorily at fair value through profit or loss	4,998	(10.1)	5,557	4,918
Financial assets designated at fair value through profit or loss	1,098	(9.6)	1,214	1,403
Financial assets at fair value through accumulated other comprehensive income	70,045	14.5	61,183	63,364
Financial assets at amortized cost	450,222	2.5	439,162	430,930
Loans and advances to central banks and credit institutions	19,615	9.4	17,924	16,421
Loans and advances to customers	387,212	1.3	382,360	377,155
Debt securities	43,396	11.6	38,877	37,354
Investments in subsidiaries, joint ventures and associates	1,366	(8.2)	1,488	1,638
Tangible assets	9,057	(10.0)	10,068	10,302
Intangible assets	4,623	(33.6)	6,966	8,262
Other assets	27,205	4.4	26,060	26,876
Total assets	753,824	7.9	698,690	697,626
Financial liabilities held for trading	108,624	21.2	89,633	91,358
Other financial liabilities designated at fair value through profit or loss	9,203	(8.1)	10,010	8,922
Financial liabilities at amortized cost	559,713	8.3	516,641	513,937
Deposits from central banks and credit institutions	79,023	44.5	54,700	61,457
Deposits from customers	402,184	4.7	384,219	375,104
Debt certificates	64,421	0.7	63,963	62,685
Other financial liabilities	14,085	2.4	13,758	14,692
Liabilities under insurance and reinsurance contracts	9,462	(10.8)	10,606	10,634
Other liabilities	17,266	2.3	16,875	18,085
Total liabilities	704,269	9.4	643,765	642,936
Total equity	49,555	(9.8)	54,925	54,690
Total liabilities and equity	753,824	7.9	698,690	697,626
Memorandum item:
Guarantees given	44,733	(2.0)	45,952	45,650

General note: figures considering the classification of BBVA Paraguay as non-current assets and liabilities held for sale (NCA&L), which are included within the other assets and other liabilities figures, respectively, as of 30-06-20 and 31-12-19.

17

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS) (1)

	30-06-20	Δ %	31-12-19	30-06-19
Public sector	27,265	(3.3)	28,193	29,062
Individuals	166,663	(4.6)	174,608	173,191
Mortgages	106,287	(3.8)	110,500	110,904
Consumer	34,560	(5.2)	36,438	36,413
Credit cards	12,230	(17.9)	14,892	13,928
Other loans	13,586	6.3	12,778	11,946
Business	191,199	8.6	176,008	171,053
Non-performing loans	15,637	(2.0)	15,954	15,999
Loans and advances to customers (gross)	400,764	1.5	394,763	389,306
Allowances (2)	(13,552)	9.3	(12,402)	(12,151)
Loans and advances to customers	387,212	1.3	382,360	377,155

(1) Figures considering the classification of BBVA Paraguay as non-current assets and liabilities held for sale (NCA&L), which are included within the other assets and other liabilities figures of the Group consolidated balance sheet, respectively, as of 30-06-20 and 31-12-19.

(2) Allowances include the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). As of June 30, 2020, December 31, 2019 and June 30, 2019 the remaining amount was €399m, €433m and €490m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (GROSS. BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)
(1) At constant exchange rates: +6.9%.	(1) At constant exchange rates: +7.5%.

CUSTOMER FUNDS (MILLIONS OF EUROS) (1)

	30-06-20	Δ %	31-12-19	30-06-19
Deposits from customers	402,184	4.7	384,219	375,104
Current accounts	308,212	9.9	280,391	269,010
Time deposits	86,137	(10.8)	96,583	99,693
Other deposits	7,835	8.1	7,246	6,401
Other customer funds	100,813	(6.5)	107,803	103,768
Mutual funds and investment companies	63,237	(7.9)	68,639	65,681
Pension funds	35,664	(2.6)	36,630	34,960
Other off-balance sheet funds	1,912	(24.6)	2,534	3,127
Total customer funds	502,997	2.2	492,022	478,872

(1) Figures considering the classification of BBVA Paraguay as non-current assets and liabilities held for sale (NCA&L), which are included within the other assets and other liabilities figures of the Group consolidated balance sheet, respectively, as of 30-06-20 and 31-12-19.

18

Solvency

Capital base

BBVA’s fully-loaded CET1 ratio stood at 11.22% at the end of June 2020, which represents a significant improvement of 38 basis points over the previous quarter. As of June 30, the fully-loaded CET1 management buffer would be 263 basis points with respect to the minimum requirement for CET1 (8.59%), a level that is in the upper part of the target management buffer (225-275 points basic).

Financial markets stability in the second quarter, driven largely by the economic stimulus measures announced by the different national and supranational authorities, has allowed for a partial recovery from the shocks produced in the price of assets and has reduced the volatility. This has led to a positive contribution of approximately 14 basis points in the CET1 fully-loaded ratio during the quarter.

In addition, the approval by the European Parliament and the European Council of Regulation 2020/873 (known as “CRR Quick Fix”), which amends both Regulation 575/2013 (Capital Requirement Regulation (CRR)) and Regulation 2019/876 (Capital Requirement Regulation 2 (CRR2)) has contributed positively to the capital adequacy ratios. Those measures that can be applied on June 30 include the application of new SME and infrastructure support factors and the extension of the IFRS 9 transitional treatment (the latter only impacts phased-in ratios).

Demand for lending continues to contribute to the growth of exposures but mitigated, in terms of the calculation of risk-weighted assets (RWAs), by the public guarantee programs implemented by the different authorities. Likewise, the reduction in volatility has also allowed for lower capital requirements in those components of RWAs that are more sensitive to these factors such as those related to regulatory requirements for market risk. Finally, the application of the “CRR Quick Fix” - as previously mentioned - has had a positive effect allowing a reduction in capital requirements in those affected exposures.

As a result of all aforementioned, risk-weighted assets fully-loaded (RWAs) decreased by approximately €6,400m over the quarter, while isolating the effect of the exchange rate, the reduction was approximately €2,100m. In the first half of the year, RWAs, affected by the evolution of the exchange rates, fell by around €2,500m; isolating this effect, RWAs grew by around €13,800m.

Fully-loaded Additional Tier 1 capital (AT1) stood at 1.64% at the end of June 2020, remaining at similar levels to the previous quarters.

In this regard, in July 2020, BBVA completed the first green convertible bond (CoCo) ever issued by a financial institution worldwide in the amount of €1,000m, with a coupon of 6% and an option for early amortization in five and a half years, with demand exceeding the initial offer by a factor of three. This issuance will be included in the capital adequacy ratios for the third quarter with an estimated impact on AT1 of +28 basis points, which will allow to complete the total requirements at this level, including those from the tiering of Pillar II and, therefore, increasing the distance to MDA.

The Tier 2 fully-loaded ratio stood at 2.36% as of June 30, representing an increase of 31 basis points over the level of December 2019 explained by the evolution of subordinated emissions and other items eligible as Tier 2 capital during the semester. During the first half of the year, BBVA, S.A. issued €1,000m of Tier 2 subordinated debt over a ten-year period, with an option for early amortization in the fifth year, and a coupon of 1% in January 2020. Regarding the rest of the Group’s subsidiaries, Garanti BBVA made a Tier 2 issue for 750 million Turkish liras in February to TLREF (Turkish Lira Overnight Reference Rate) plus 250 basis points already considered in the Group’s adequacy ratios from the first quarter.

Finally, it should be noted that in July, another Tier 2 issue has been made for 300 million of sterling pounds, over an 11-year period with an early amortization option from the sixth year and a 3.104% coupon, thus reinforcing the ratio, diversifying the investment base and improving the price compared to an equivalent issue in euros. This issue will be included in the capital adequacy ratios for the third quarter with an estimated impact on Tier 2 of +9 basis points which allows to efficiently cover the capital requirements after the tiering of Pillar II also at this level.

Moreover, at the supervisory level, the ECB, in its announcement on March 12, has allowed the banks to use additional Tier 1 and Tier 2 capital instruments to meet the Pillar II Requirements (P2R) what is known as “tiering of Pillar II”. These measures are reinforced by the relaxation of the Countercyclical Capital Buffer (CCyB) announced by various national macroprudential authorities and by other complementary measures published by the ECB. All of this has resulted in a reduction of 68 basis points in the fully-loaded CET1 requirement for BBVA, with that requirement standing at 8.59%. The reduction in the requirement at the total ratio level is only around 2 basis points, as a result of the lower applicable countercyclical buffer.

As a result, it was agreed in the first quarter to modify the CET1 capital target to reflect this new situation, which is determined as a management buffer of between 225 and 275 basis points over the CET1 requirements. This distance is

19

the one used as reference for determining the previous CET1 capital target (when considering the fully-loaded aspect) of between 11.5% and 12%, so the new target maintains an equivalent distance in terms of CET1. At the end of June, the fully-loaded CET1 management buffer would be 263 basis points.

The phased-in CET1 ratio stood at 11.63% at the end of June 2020, taking into account the transitory effect of the IFRS 9 standard. Tier 1 capital stood at 1.68% and Tier 2 at 2.58% resulting in a total capital ratio of 15.89%.

Regarding shareholder remuneration, on April 9 a cash payment was made for a supplementary dividend for the 2019 financial year for the gross amount of 0.16 euros per share, in line with that approved at the Annual General Meeting on March 13. This amounted to €1,067m. Thus, the total dividend for the 2019 financial year amounts to 0.26 euros gross per share. This had no impact on the evolution of the capital ratio as it was already accrued at the end of 2019. On April 30, 2020 BBVA Group has communicated to the market that the Board of Directors of BBVA has agreed to modify, for the financial year 2020, the Group’s shareholder remuneration policy announced through the material fact notification of February 1, 2017, establishing a new policy for 2020 of not making any dividend payments for the 2020 financial year until the uncertainties caused by COVID-19 disappear and, in any case, not before the end of the tax year.

SHAREHOLDER STRUCTURE (30-06-2020)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 500	367,033	41.1	68,887,974	1.0
501 to 5,000	411,784	46.2	720,940,830	10.8
5,001 to 10,000	60,308	6.8	424,731,790	6.4
10,001 to 50,000	47,441	5.3	910,473,571	13.7
50,001 to 100,000	3,493	0.4	238,382,195	3.6
100,001 to 500,000	1,594	0.2	287,296,713	4.3
More than 500,001	291	0.0	4,017,173,507	60.2
Total	891,944	100.0	6,667,886,580	100.0

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)

	CRD IV phased-in			CRD IV fully-loaded
	30-06-20 (1) (2)	31-12-19	30-06-19	30-06-20 (1) (2)	31-12-19	30-06-19
Common Equity Tier 1 (CET 1)	42,118	43,653	42,329	40,646	42,856	41,520
Tier 1	48,185	49,701	48,997	46,600	48,775	48,047
Tier 2	9,345	8,304	7,944	8,553	7,464	7,514
Total Capital (Tier 1 + Tier 2)	57,531	58,005	56,941	55,153	56,240	55,561
Risk-weighted assets	362,050	364,448	360,069	362,388	364,942	360,563
CET1 (%)	11.63	11.98	11.76	11.22	11.74	11.52
Tier 1 (%)	13.31	13.64	13.61	12.86	13.37	13.33
Tier 2 (%)	2.58	2.28	2.21	2.36	2.05	2.08
Total capital ratio (%)	15.89	15.92	15.81	15.22	15.41	15.41

(1) As of June 30, 2020, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR) and the subsequent amendments introduced by the Regulation (EU) 2020/873.

(2) Provisional data.

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Regarding the MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA has continued its issuance plan during 2020 by closing two public issues of non-preferred senior debt, one in January 2020 for €1,250m over seven years and a coupon of 0.5%, and another in February 2020 for CHF 160m over six and a half years and a coupon of 0.125%. In May 2020, the first issuance of a COVID-19 social bond by a private financial institution in Europe was completed, with excellent market acceptance. Demand exceeded initial supply by a factor of almost five, which allowed the initial indicative interest rate to be reduced by 33 basis points to mid-swap plus 112 basis points. This is a 5-year senior preferred bond, for €1,000m and a coupon of 0.75%.

The Group finds that the present structure of shareholders’ funds and admissible liabilities, together with the proposed plan for issuances, should enable it to comply with the MREL by the date of entry into force of the requirement.

Finally, the Group’s leverage ratio maintained a solid position, at 6.1% fully loaded (6.2% phased-in), which remains the highest among its peer group. These figures do not include the effect of the new July AT1 issuance, which would mean an improvement of +13 basis points, as well as the temporary exclusion of certain positions with the central bank considered in the “CRR-Quick fix” awaiting the pertinent declaration of the competent authorities for its application.

Ratings

The economic uncertainty caused by the COVID-19 pandemic has made the rating agencies to take several actions about the ratings which they assign to financial institutions of different countries during the second quarter of 2020. On June 22, Fitch downgraded by one notch the rating assigned to BBVA’s senior preferred debt to A- with a stable perspective, after having changed it to Rating Watch Negative (RWN) on March 27 in a joint action that affected the Spanish banking groups and assigned them also RWN or negative outlook. On April 29, S&P confirmed BBVA’s rating and its outlook in a joint action with the rest of the Spanish banks and assigned a negative outlook to the majority of the domestic banks. Meanwhile, DBRS confirmed the A (high) rating of BBVA with stable outlook and on April 1 and Moody’s has maintained without changes BBVA’s rating at A3 with a stable outlook. These ratings, together with their corresponding outlooks, are shown in the following table:

RATINGS

Rating agency	Long term (1)	Short term	Outlook
Axesor Rating	A+	n/a	Stable
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s	A3	P-2	Stable
Standard & Poor’s	A-	A-2	Negative

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating respectively, to BBVA’s long term deposits.

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Risk management

Credit risk

The calculation of the expected credit losses at the end of June includes:

●

To respond to the circumstances created by the global COVID-19 pandemic in the macroeconomic environment, which has been characterized by a high degree of uncertainty regarding its intensity, duration and speed of recovery, the update of the forward looking information in the IFRS 9 models has been performed to incorporate the best information available at the date of publication of this report. The estimation of the expected credit losses has been calculated for all the geographical areas where the Group operates, with the best information available for each one, taking into account both the macroeconomic scenarios as well as the effects on specific sectors and customers. The scenarios used consider the various economic measures that have been announced by governments as well as the monetary, supervisory and macro-prudential authorities all over the world. Nevertheless, the degree of the impact of this pandemic on the business, the financial situation and the results of the Group, which could be material, will depend on future and uncertain events, including the intensity and the persistence over the time of the consequences derived from the pandemic in the various geographical areas where the Group operates.

●

Amongst the diverse economic support measures implemented in the different geographical areas where the Group operates, stand out the granting of relief measures in terms of temporary payment deferments for customers affected by the pandemic, as well as the granting of loans, especially to companies and SMEs, which count on public guarantees. These measures are supported by the rules issued by the authorities of the geographical areas where the Group operates as well by certain industry agreements and should help to ease the temporary liquidity needs of the customers. The classification of the customers’ credit quality and the calculation of the expected credit loss, once the credit quality of those customers will have been reviewed under the new circumstances, will depend on the effectiveness of these relief measures. In any case, the incorporation of public guarantees is considered to be a mitigating factor in the estimation of the expected credit losses.

BBVA Group’s main risk indicators evolved as follows in the first semester of 2020, as a result, among other reasons, of the situation generated by the pandemic:

●

Credit risk increased by 0.9% in the quarter (up 1.8% at constant exchange rates) due to the increase in the activity in those countries which count with governmental support programs to mitigate the impacts of COVID-19, particularly Spain (ICO lines) and the United States (Paycheck Protection Program). Compared to December, the credit risk increased by 1.1% (up 4.9% at constant exchange rates).

●	The balance of non-performing loans grew by 2.4% in the second quarter of 2020 (up 3.4% at constant exchange rates) mainly in Turkey, but without reaching yet the levels at the end of 2019.

●	The NPL ratio increased slightly to 3.7% as of June 30, 2020 (3.6% as of March 31, 2020), showing a reduction of 12 basis points compared to December 2019.

●

Loan-loss provisions showed a strong increase of 9.2% compared to December (up 1.8% in the quarter) due to the higher provisions for the adjustment in the macro scenario due to the negative effects of COVID-19 and for specific clients in the commercial portfolio of certain business areas, mainly carried out during the first quarter.

●	The NPL coverage ratio closed at 85% (slightly below March 31, 2020, down 50 basis points), and showed an improvement of 882 basis points compared to the end of 2019.

●	The cumulative cost of risk stood at 2.04% as of June 30, 2020 after the strong growth registered in March related to the significant increase in the loan loss allowances in the first quarter.

NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)

22

CREDIT RISK (1) (MILLIONS OF EUROS)

	30-06-20 (2)	31-03-20 (2)	31-12-19 (2)	30-09-19 (2)	30-06-19
Credit risk	446,623	442,648	441,964	438,177	434,955
Non-performing loans	16,385	15,998	16,730	17,092	16,706
Provisions	13,998	13,748	12,817	12,891	12,468
NPL ratio (%)	3.7	3.6	3.8	3.9	3.8
NPL coverage ratio (%) (3)	85	86	77	75	75

(1) Include gross loans and advances to customers plus guarantees given.

(2) Figures without considering the classification of BBVA Paraguay as non-current assets and liabilities held for sale (NCA&L).

(3) The NPL coverage ratio includes the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). Excluding these allowances, the NPL coverage ratio would stand at 83% as of June 30, 2020, 74% as of December 31, 2019 and 72% as of June 30, 2019.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	2Q20 (1) (2)	1Q20 (2)	4Q19 (2)	3Q19 (2)	2Q19
Beginning balance	15,998	16,730	17,092	16,706	17,297
Entries	2,223	2,049	2,484	2,565	2,458
Recoveries	(1,151)	(1,366)	(1,509)	(1,425)	(1,531)
Net variation	1,072	683	975	1,139	927
Write-offs	(834)	(944)	(1,074)	(991)	(958)
Exchange rate differences and other	149	(471)	(262)	237	(561)
Period-end balance	16,385	15,998	16,730	17,092	16,706
Memorandum item:
Non-performing loans	15,683	15,291	16,000	16,400	15,999
Non performing guarantees given	702	708	731	692	707

(1) Preliminary data.

(2) Figures without considering the classification of BBVA Paraguay as non-current assets and liabilities held for sale (NCA&L).

Structural risks

Liquidity and funding

Management of liquidity and funding at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA’s business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas, and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

During the first half of 2020, liquidity conditions remained comfortable across all countries in which the BBVA Group operates. Since the beginning of March, the global crisis caused by COVID-19 has had a significant impact on financial markets. The effects of this crisis on the Group’s balance sheets have fundamentally been felt initially through increased drawdown of credit facilities by wholesale customers in the face of worsening funding conditions in the markets, with no significant effect in the retail world. In view of this situation, there was a joint response by various central banks, through specific measures and programs to facilitate the funding of the real economy and the provision of liquidity in the financial markets. It should be noted that during the second quarter, significant net repayments were observed from wholesale customers who had drawn down credit facilities during the first quarter of the year.

BBVA Group maintains a solid liquidity position in every geographical area with regulatory ratios maintained comfortably above the minimum required:

●

The BBVA Group’s liquidity coverage ratio (LCR) remained significantly above 100% and stood at 159% as of June 30, 2020. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no kind of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 191% (32 percentage points above 159%). In addition, it comfortably exceeded 100% in all subsidiaries (Eurozone 198%, Mexico 169%, the United States 144% and Turkey 142%).

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●

The Net Stable Funding Ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, is one of the Basel Committee’s essential reforms, and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. At the BBVA Group, the NSFR, calculated according to the Basel requirements, remained above 100% throughout 2019 and stood at 124% as of June 30, 2020. It comfortably exceeded 100% in all subsidiaries (Eurozone 118%, Mexico 132%, the United States 120% and Turkey 144%).

The most relevant aspects related to the main geographical areas are the following:

●

In the Eurozone, the liquidity situation remains comfortable with a high quality ample liquidity buffer that has been increasing during the first half of the year. In the wake of the COVID-19 crisis, there was initially a higher demand for lending through increased drawdown of credit facilities by the Corporate & Investment Banking wholesale business, which was also accompanied by growth in customer deposits. Subsequently, in the second quarter of the year there were partial repayments of the aforementioned drawdowns, while deposits have continued to grow. In addition, it is important to mention the measures implemented by the European Central Bank (ECB) in order to face the crisis, such as: the expansion of asset purchase programs, especially through the Pandemic Emergency Purchase Programme (PEPP) for €750,000m in a first tranche announced in March and extended with a second tranche for a further €600,000m until June 2021, or until the ECB considers the crisis to be over; the coordinated action by Central Banks for the provision of US dollars; a package of temporary collateral easing measures affecting eligibility for use in funding operations and the easing and improvement of the conditions for the TLTRO III program and the creation of the new program of long-term, non-targeted emergency refinancing operations (PELTRO). In March and June, BBVA took part in the TLTRO III liquidity windows (with an amount drawn at the end of June of €35 billion) due to its favorable cost and maturity conditions, and repaid the corresponding part of the TLTRO II program.

●

BBVA USA also maintains an adequate liquidity buffer consisting of high-quality assets, which has been strengthened in this first half of the year. As in the Eurozone, there was an increase in loans toward the end of the first quarter of 2020, mainly due to a rise in the drawing down of credit facilities by wholesale customers and the US government’s stimulus program for SMEs and self-employed workers (Paycheck Protection Program). In the second quarter there were repayments of a significant amount. However, during the first half, deposits have grown faster than lending, mainly because of government-established stimulus programs.

●

At BBVA Mexico, the liquidity position has remained strong during the first half of 2020. Following the COVID-19 crisis, the lending gap increased in the first quarter of the year due to increased drawdown of credit facilities. However, the success of the commercial actions taken during the second quarter increased deposits. This, coupled with a normalization of lending growth, led to a reduction in the lending gap compared to December 2019 levels, creating a comfortable position in liquidity ratios. Regarding the measures taken by Banxico, in addition to reducing the monetary policy rate, it announced a reduction in the Monetary Regulation Deposit and the start of auctions of US dollars with credit institutions (swap line with the Fed) in which BBVA Mexico participated in April, for the amount of USD 1,250m, partially renewing that position in June for USD 700m.

●

In Garanti BBVA, the liquidity situation remained comfortable in the first half of 2020, with a similar contraction in foreign currency loans and deposits, while in the local currency there was similar growth in deposits and loans. As a result of the COVID-19 crisis, an increase in collateral requirements was seen due to the credit risk in Turkey (Credit Default Swaps) to cover derivative valuations and wholesale funding. Moreover, Turkey’s regulator has established the so-called asset ratio to encourage banks, first and foremost, to increase lending and avoid the accumulation of deposits, which has caused an increase in the lending gap. This has been covered by the bank’s excess liquidity. Garanti BBVA meets the asset ratio requirements and continues to show a solid liquidity buffer.

●

In South America, an adequate liquidity situation prevails throughout the region due to the support of various central banks and governments which, in order to mitigate the impact of the COVID-19 crisis, have acted by implementing measures to stimulate economic activity and provide greater liquidity in financial systems. In Argentina, US dollar deposit outflows in the banking system continued at a very gradual pace during the first half of the year, although BBVA Argentina continues to maintain a strong liquidity position with comfortable liquidity ratios. In Colombia, the increase in customer bank deposits has been maintained (improving the lending gap), in line with the situation for BBVA Peru, with both demonstrating a comfortable liquidity position.

After two months of great stability at the start of 2020, the wholesale funding markets in which the Group operates were affected by the events of COVID-19 and secondary market prices suffered a material correction as a result of the increased volatility. This led to a significant increase in the issue premiums and levels of access to the primary market. While certain degrees of volatility are still notable, this situation has been stabilizing and prices in the secondary market have been correcting themselves.

The main transactions carried out by the companies that form part of the BBVA Group in the first half of 2020 were:

●

During the first quarter of 2020, BBVA, S.A. carried out two issuances of senior non-preferred debt totaling €1,400m and a Tier 2 issuance totaling €1,000m (see the “Solvency” chapter of this report for more information). In the second quarter of 2020, it issued preferred senior debt totaling €1,000m as a COVID-19 social bond, the

24

first of its kind from a private financial institution in Europe (see the “Solvency” chapter of this report for more information). In July 2020 two issuances have been made: the first, is the first green convertible bond (CoCo) ever issued by a financial institution worldwide for the amount of €1,000m, with a coupon of 6% and an option for early amortization in five and a half years; and the second, a subordinated debt issuance of Tier 2 in Pounds sterling, for the amount of 300m, to a term of eleven years and option of amortization to the sixth, with a coupon of 3.104% (for more information on both operations see the “Solvency” chapter of this report).

●	In the United States, BBVA USA did not issue wholesale debt in the first half, in line with the funding plan.

●

In Mexico, a local senior issuance was successfully carried out in February for MXN 15,000m (€578 m) in three tranches. Two tranches in Mexican pesos over 3 and 5 years (one for MXN 7,123m at the Interbank Equilibrium Interest Rate (TIIE) 28 + 5 basis points and another for MXN 6,000m at TIIE 28 + 15 basis points, respectively), and another tranche in US dollars over 3 years (USD 100m at 3-month Libor + 49 basis points). The purpose of this issuance was to bring forward the refinancing of maturities in the year, taking advantage of the good market conditions, as well as to strengthen the liquidity situation by offsetting the seasonal outflows of deposits in the early months of the year.

●

In Turkey, Garanti BBVA carried out a Tier 2 issuance for TRY 750 m in the first quarter (see the “Solvency” chapter of this report for more information). In the second quarter, Garanti BBVA renewed a syndicated loan by issuing the first green syndicated loan indexed to sustainability criteria, and in whose renovation the EBRD -European Bank for Reconstruction and Development- and the IFC -International Finance Corporation- have participated.

●	In South America, there have been no issuances during the first two quarters of 2020.

Foreign exchange

Foreign exchange risk management of BBVA’s long-term investments, principally stemming from its overseas franchises, aims to preserve the Group’s capital adequacy ratio and ensure the stability of its income statement.

In the first half of 2020, foreign exchange markets have also been affected by the shock of the global spread of COVID-19 and its effects on the economy. The Mexican peso, which was heavily affected in the second half of February and in March, has closed the first half with a depreciation of 18.2% against the euro. Other currencies in the geographical areas in which BBVA Group operates have also suffered double-digit depreciations: In particular, the Argentine peso (down 14.6%), the Turkish lira (down 12.9%) and the Colombian peso (down 12.5%). To a lesser extent, the Chilean peso (down 8.0%) and the Peruvian sol (down 5.7%) also showed a decline in value against the euro. For its part, the US dollar (up 0.3% in the first half of the year) has moved within a range against the euro, appreciating to 1.07 at times of greater global fear, with the euro recovering with positive news about the economic rescue plan in Europe. BBVA has maintained its policy of actively hedging its main investments in emerging markets, covering on average between 30% and 50% of annual earnings and around 70% of the CET1 capital ratio excess. Based on this policy, the sensitivity of the CET1 ratio to a 10% depreciation of the main emerging-market currencies against the euro stood at -3 basis points for the Mexican peso and -3 basis points for the Turkish lira. In the case of the US dollar, the sensitivity to a depreciation of 10% against the euro is approximately +9 basis points, as a result of RWAs denominated in US dollars outside the United States. At the close of June, the coverage level for expected earnings for 2020 stood near 50% in the case of Turkey, Colombia and Peru and around 90% for Mexico.

Interest rate

The aim of managing interest-rate risk is to limit the sensitivity of the balance sheets to interest rate fluctuations. BBVA carries out this work through an internal procedure following the guidelines established by the European Banking Authority (EBA), which measures the sensitivity of net interest income and economic value to determine the potential impact of a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year to take into account any changes in behavior.

At the aggregate level, BBVA continues to maintain a moderate risk profile, in line with the established target, showing a net interest income position which would be favored by an increase in interest rates, through effective management of structural balance sheet risk, taking into account the volatility in rates generated by COVID-19 in the second part of the quarter, this having virtually no effect due to the sound recurrence of the income.

By area, the main features are:

●

Spain and the United States have balance sheets characterized by a high proportion of variable-rate loans in the loan portfolio (basically mortgages in Spain and corporate lending in both countries) and liability composed mainly of customer deposits. The ALCO portfolios act as hedging for the bank’s balance sheet, mitigating its sensitivity to interest rate fluctuations. The profile of both balance sheets has remained stable during the first half of 2020.

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In addition, following a slightly downward trend at the start of the year for European benchmark interest rates (Euribor), there was a rebound of around 20–30 basis points (depending on the maturity) in mid-March. This was a result of an adjustment in expectations after the ECB held the marginal deposit facility rate at -0.50% when the market had discounted a fall, and an increase in the required credit spread in light of the COVID-19 crisis. Since May, Euribor has fallen by around -20 basis points, mainly due to the easing of credit spreads and the ECB’s monetary stimulus measures. In the United States, base rates (Libor) have maintained a downward trend during the first half of the year (falling by between -150 and -160 basis points, depending on the maturity), in line with the Fed’s rate cuts in the first quarter of the year.

●

Mexico continues to show a stability between the balance sheet items benchmarked at fixed and variable interest rates. In terms of the assets most sensitive to interest rate fluctuations, the corporate portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. The ALCO portfolio is used to neutralize the longer duration of customer deposits. The sensitivity of net interest income continues to be limited and stable in 2020, considering the new interest rate scenario that emerged in March, with a downward trend in benchmark rates throughout 2020 compared to expectations at the beginning of the year. The monetary policy rate at the end of June stands at 5%, which has entailed a reduction of -225 basis points in the first half of the year (-150 basis points in the second quarter, downward movement also seen in the bond yield curve).

●

In Turkey, the interest-rate risk (broken down into Turkish lira and US dollars) is very limited. In terms of assets, the sensitivity of lending, which is mostly fixed-rate but with relatively short maturities, and the ALCO portfolio, including inflation-linked bonds, are balanced by the sensitivity of deposits on the liability side, which are repriced in the short term. The sensitivity of net interest income on the currency balance sheets, although slightly higher than in the first quarter due to measures taken with regard to the asset ratio, continues to be low in this second quarter.

●

In South America, the risk profile for interest rates remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with a low and virtually constant net interest income sensitivity throughout 2020. In addition, in balance sheets with several currencies, interest-rate risk is managed for each of the currencies, showing a very low level of risk. The measures promoted by central banks have helped benchmark interest rates to follow a path below that expected at the beginning of the year.

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Responsible banking

BBVA´s Purpose is to bring the age of opportunity to everyone. This purpose is based on strong values: customer comes first, we think big and we are one team. As part of BBVA´s strategy, we want to improve our clients’ financial health and help them in the transition to a sustainable future inspired by the United Nations Sustainable Development Goals. Specifically, BBVA is committed to support the transition towards a low carbon emissions economy and an inclusive economic development, both through its business and the various social programs fostered by the Group.

The key strategic initiatives of responsible banking are:

●	Creating lasting and more balanced relations with the customers via transparent, clear and responsible communications, and supporting financial literacy in all of the solutions that we offer.

●	A fully integrated approach to doing business via responsible business policies, a reputational risk model and people-centric culture throughout the organization.

●	Supporting responsible and sustainable growth via financial inclusion, sustainable financing, support for SMEs and responsible investment.

●	Investment in the community, prioritizing financial literacy initiatives, entrepreneurship, learning, and other locally significant social causes.

Measures taken by BBVA in response to COVID-19

In addition to the safety measures, business continuity and financial support to the commercial and retail sector in light of the situation caused by COVID-19 mentioned at the beginning of this report, BBVA has stepped up efforts to help society in its fight against the pandemic, with a donation of €35m to purchase medical supplies, support vulnerable groups and promote research.

●	BBVA has donated €28.1m to the first action item, mainly for the purchase of respirators and medical and personal protection equipment for healthcare workers.

●	It has also focused efforts on reducing the negative impacts of the pandemic on the most vulnerable sections of society, supporting social organizations with more than €4.2m.

●

Finally, as part of these efforts, there is a special call for grants totalling €2.7m, aimed at supporting 20 scientific research projects on COVID-19, in fields as diverse as biomedicine, statistics, big data and artificial intelligence, ecology and veterinary science, economics and social sciences and humanities.

In addition to this institutional donation, BBVA launched an initiative among its employees in most of the countries in which it operates, inviting them to join in with the charitable work against the pandemic, meaning that employees who wish to do so can help this cause by making donations. In these campaigns, BBVA has played its part by contributing an initial amount or by matching the contribution of its employees, so for every euro contributed by an employee, the bank has contributed another euro. The funds raised stand at €1.8m and they are being used to help the fight against the virus in the three action items mentioned above.

Finally, BBVA has encouraged its customers to get involved, launching several campaigns, mainly in Spain and Mexico, through which €9.3m has been raised.

As for suppliers, BBVA has supported the closest ones with protection schemes for employees and companies, and with the early payment of invoices, without waiting until the agreed deadline.

In the second half of 2020, and faced with the challenge of reconstruction and the adoption of the new normal, a Social Plan incorporating the main social needs is being developed, along with the new priorities for the BBVA strategic plan, with the aim of working as a priority on: (i) reducing inequalities; (ii) promoting sustainable growth; and (iii) promoting connected and inclusive education.

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Other responsible banking initiatives

In terms of gender diversity, BBVA was once again included, for the third consecutive year, in the Bloomberg Gender-Equality Index, which is recognition of its commitment to creating working environments of trust, where the professional development and equal opportunities of all employees are guaranteed regardless of gender.

BBVA is committed to diversity and inclusion in all its forms and as a result in 2019 it joined the Corporate Network for Diversity and LGBTIQ+ Inclusion (REDI) and decided to support the United Nations “Standards of Conduct for Business on Tackling Discrimination against LGBTIQ+ people.” Adherence to these principles, which safeguard the rights of the LGBTIQ+ community in the workplace, implies a commitment by the bank to ensure equal treatment and to activate measures that detect possible discrimination related to the sexual identity or orientation of the employees. Once again this year, and as part of Pride Week, BBVA has shown its support for the community by lighting up some of its corporate headquarters around the world, including the emblematic La Vela building in Madrid, in the colors of the LGTBIQ+ flag. It has also run a photography contest on Instagram that encourages people to show what diversity means to them through the hashtag #MakeItVisibleBBVA.

In addition to the Bloomberg Gender-Equality Index mentioned earlier, BBVA is present in other international sustainability indexes and ESG indexes (Environmental, Social and Governance) that rate the performance of companies in these areas. As of June 30, 2020, the main sustainability indexes in which BBVA is present are: Dow Jones Sustainability Indices, as a member of DJSI World and DJSI Europe; MSCI1, as a member of the MSCI ESG Leaders Indexes; FTSE4Good, being a member of FTSE4Good Index Series; Euronext Vigeo, as a member of the Euronext Vigeo Eurozone 120 and Europe 120 indexes; Ethibel Sustainability Excellence, specifically in Ethibel Sustainability Excellence Europe and Ethibel Sustainability Excellence Global and finally, it is included as one of the leaders in the Carbon Disclosure Project (CDP) annual index of companies fighting against climate change.

.

1 The inclusion of BBVA in any MSCI index, and the use of logos, trademarks, service marks or index names herein does not constitute the sponsorship or promotion of BBVA by MSCI or any of its subsidiaries. The MSCI indexes are the exclusive property of MSCI. MSCI and the MSCI indexes and logos are trademarks or service marks of MSCI or its subsidiaries.

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Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios.

At the end of the first half of 2020, BBVA Group’s business areas reporting structure continued to be the same as the one presented at the end of 2019. BBVA Group’s business areas are summarized below:

●

Spain mainly includes the banking and insurance businesses that the Group carries out in this country. In April, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A., to create a bancassurance alliance, with the aim of jointly promoting the non-life insurance business in Spain, excluding the health insurance line, and constituting a newly created insurance company. The closing of the operation is subject to the approval of the competent regulatory authorities.

●	The United States includes the business of BBVA USA and the activity of the BBVA, S.A. branch in New York.

●	Mexico includes banking and insurance businesses in this country, as well as the activity that BBVA Mexico carries out through its branch in Houston.

●	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

●

South America basically includes banking and insurance businesses in the region. With respect to the agreement reached with Banco GNB Paraguay, S.A., for the sale of BBVA Paraguay, the closing of the transaction is subject to obtaining the authorizations from the competent regulatory authorities.

●	Rest of Eurasia includes the banking business activity carried out in Asia and in Europe, excluding Spain.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; management of structural exchange rate positions; some equity instruments issuances to ensure an adequate management of the Group’s global solvency. It also includes portfolios whose management is not linked to customer relationships, such as industrial holdings; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business area is based on units at the lowest level and/or companies that comprise the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity.

As usual, in the case of the different business areas in America, in Turkey and in CIB, the results applying constant exchange rates are given as well as the year-on-year variations at current exchange rates.

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MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center
30-06-20
Net interest income	8,653	1,793	1,133	2,717	1,534	1,443	102	8,723	(69)
Gross income	12,045	2,900	1,607	3,550	1,957	1,664	268	11,947	98
Operating income	6,533	1,371	648	2,349	1,394	945	131	6,840	(307)
Profit/(loss) before tax	(368)	124	15	891	715	297	89	2,132	(2,500)
Net attributable profit/(loss)	(1,157)	88	26	654	266	159	66	1,259	(2,416)
30-06-19
Net interest income	8,941	1,763	1,217	3,042	1,353	1,613	85	9,073	(132)
Gross income	11,944	2,773	1,615	3,901	1,677	1,994	220	12,180	(236)
Operating income	6,069	1,145	655	2,611	1,084	1,215	78	6,787	(718)
Profit/(loss) before tax	4,052	1,027	363	1,783	726	847	69	4,814	(762)
Net attributable profit/(loss)	2,442	734	297	1,287	282	404	55	3,058	(616)

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the first six months information of the 2019 income statements has been restated.

GROSS INCOME(1) AND OPERATING INCOME(1) BREAKDOWN (PERCENTAGE. 1H20)

(1) Excludes the Corporate Center.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center	Deletions	NCA&L (1)
30-06-20
Loans and advances to customers	387,212	172,026	68,668	49,440	41,196	35,336	22,524	389,190	425	(1,326)	(1,078)
Deposits from customers	402,184	195,676	75,649	50,398	40,132	39,357	4,567	405,779	308	(2,431)	(1,473)
Off-balance sheet funds	100,813	60,974	-	21,271	4,212	13,838	518	100,813	-	-	-
Total assets/liabilities and equity	753,824	419,475	101,118	103,671	63,525	57,891	26,805	772,485	40,544	(59,205)	-
RWAs	362,050	109,625	66,889	54,947	57,190	44,015	20,247	352,913	9,137	-	-
31-12-19
Loans and advances to customers	382,360	167,332	63,162	58,081	40,500	35,701	19,669	384,445	813	(1,692)	(1,205)
Deposits from customers	384,219	182,370	67,525	55,934	41,335	36,104	4,708	387,976	308	(2,598)	(1,467)
Off-balance sheet funds	107,803	66,068	-	24,464	3,906	12,864	500	107,803	-	-	-
Total assets/liabilities and equity	698,690	365,380	88,529	109,079	64,416	54,996	23,257	705,656	49,886	(56,852)	-
RWAs	364,448	104,911	65,170	59,299	56,642	45,413	17,989	349,422	15,026	-	-

(1) Non-current assets and liabilities held for sale (NCA&L) from BBVA Paraguay.

The balance sheet includes a column, which represents the deletions and balance sheet adjustments between the different business areas, especially in terms of the relationship between the areas in which the parent company operates, i.e. Spain, Rest of Eurasia and the United States, and the Corporate Center.

30

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

31

Spain

Highlights

●	Growth in activity, partly driven by government support programs.

●	Significant improvement in operating income due to an increase in recurring income and a decrease in operating expenses.

●	Contained risk indicators.

●	Net attributable profit affected by the significant increase in the impairment on financial assets.

BUSINESS ACTIVITY(1) (YEAR-ON-YEAR CHANGE. DATA AS OF 30-06-20)	NET INTEREST INCOME/ATAS (PERCENTAGE)

(1)	Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)

32

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H20	Δ %	1H19
Net interest income	1,793	1.7	1,763
Net fees and commissions	908	7.4	846
Net trading income	165	79.6	92
Other operating income and expenses	34	(53.0)	72
Of which: Insurance activities (1)	237	(8.2)	258
Gross income	2,900	4.6	2,773
Operating expenses	(1,529)	(6.1)	(1,628)
Personnel expenses	(866)	(8.1)	(942)
Other administrative expenses	(433)	(3.2)	(447)
Depreciation	(230)	(3.5)	(239)
Operating income	1,371	19.8	1,145
Impairment on financial assets not measured at fair value through profit or loss	(883)	n.s.	70
Provisions or reversal of provisions and other results	(365)	94.6	(188)
Profit/(loss) before tax	124	(88.0)	1,027
Income tax	(34)	(88.3)	(292)
Profit/(loss) for the year	90	(87.8)	735
Non-controlling interests	(2)	46.1	(1)
Net attributable profit/(loss)	88	(88.1)	734
(1) Includes premiums received net of estimated technical insurance reserves.

Balance sheets	30-06-20	Δ %	31-12-19
Cash, cash balances at central banks and other demand deposits	32,199	102.5	15,903
Financial assets designated at fair value	147,143	19.8	122,844
Of which: Loans and advances	35,995	5.3	34,175
Financial assets at amortized cost	203,500	4.2	195,260
Of which: Loans and advances to customers	172,026	2.8	167,332
Inter-area positions	26,357	21.8	21,637
Tangible assets	3,149	(4.6)	3,302
Other assets	7,126	10.7	6,436
Total assets/liabilities and equity	419,475	14.8	365,380

Financial liabilities held for trading and designated at fair value through profit or loss	97,430	23.8	78,684
Deposits from central banks and credit institutions	60,533	47.3	41,092
Deposits from customers	195,676	7.3	182,370
Debt certificates	38,981	9.7	35,520
Inter-area positions	-	-	-
Other liabilities	17,009	(8.0)	18,484
Economic capital allocated	9,847	6.7	9,229

Relevant business indicators	30-06-20	Δ %	31-12-19
Performing loans and advances to customers under management (1)	168,528	2.7	164,140
Non-performing loans	8,504	(1.5)	8,635
Customer deposits under management (1)	195,676	7.3	182,370
Off-balance sheet funds (2)	60,974	(7.7)	66,068
Risk-weighted assets	109,625	4.5	104,911
Efficiency ratio (%)	52.7		57.5
NPL ratio (%)	4.3		4.4
NPL coverage ratio (%)	66		60
Cost of risk (%)	1.00		0.08

(1) Excluding repos.
(2) Includes mutual funds, pension funds and other off-balance sheet funds.

33

Activity

The most relevant aspects related to the area’s activity during the first half of 2020 were:

●

The lending activity (performing loans under management) was 2.7% above the end of 2019. The reduction in mortgages and consumer lending (including credit cards) due to the lockdown derived from COVID-19, was largely offset by higher balances in corporate banking (up 9.2%), retail businesses (up 7.6%) and SMEs (up 5.6%), which benefited from the credit lines guaranteed by the Spanish Instituto de Crédito Oficial (ICO).

●	In terms of asset quality, the NPL ratio and NPL coverage ratio remained at the same level as in March, 4.3% and 66%, respectively.

●

Total customer funds increased by 3.3% compared to the end of 2019, partly due to the trend towards increasing savings during the lockdown, by both companies and retail customers. This has meant an increase in customer deposits under management (up 7.3%) which managed to offset the negative evolution of off-balance sheet funds (down 7.7%) resulting from their unfavorable evolution in the first quarter of the year, partially offset between April and June 2020.

Results

Spain generated a positive net attributable profit of €88m during the first half of 2020, compared to a profit of €734m in the same period of the previous year, due to an increase in the impairment on financial assets, as the operating income increased by 19.8% compared to the same period in 2019.

The highlights of the area’s income statement are:

●	The net interest income increased from the first half of the previous year (up 1.7%), mainly due to the lower funding costs and the greater contribution from the ALCO portfolios.

●	Net fees and commissions performed well (up 7.4% year-on-year), strongly supported by asset management fees and commissions, and those generated by corporate banking transactions.

●	Positive development of NTI (up 79.6% year-on-year), mainly due to higher portfolio sales.

●

Other operating income and expenses fell by 53.0% compared to the first half of 2019, due to the higher contribution to the Single Resolution Fund (SRF) and the lower earnings of the insurance business resulting from the lower activity during the lockdown.

●

The reduction in operating expenses accelerated (down 6.1% year-on-year), mainly as a result of the cost-containment plans but supported by the reduction in some discretionary expenses as a result of the lockdown. Therefore, the efficiency ratio stood at 52.7% compared to 58.7% in the same period in 2019.

●

The impairment on financial assets increased by €953m compared to the first half of 2019, mainly due to the negative impact from the deterioration of the macroeconomic scenario caused by COVID-19, which incorporates loan loss allowances for the most affected sectors, in a comparison that is further impacted by portfolio sales made last year. Following the upturn in March due to the increase in the impairment on financial assets, the cumulative cost of risk fell in the quarter to 1.00%.

●	Finally, provisions and other results closed at -€365m, or 94.6% above the first half of the previous year, partially due to higher provisions to face potential claims.

34

The United States

Highlights

●	Increase in loans focused on the commercial portfolios, whereas retail segments have been affected by the lockdown. Strong increase in customer deposits.

●	Contained risk indicators.

●	Net interest income affected by the Fed’s rate cuts. Positive evolution of fees and commissions and NTI.

●	Net attributable profit affected by the significant increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATE. DATA AS OF 30-06-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: -1.1%.	(1) At current exchange rate: -91.4%.

35

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H20	Δ %	Δ % (1)	1H19
Net interest income	1,133	(6.9)	(9.2)	1,217
Net fees and commissions	336	5.2	2.6	320
Net trading income	148	87.3	83.1	79
Other operating income and expenses	(10)	n.s.	n.s.	(1)
Gross income	1,607	(0.5)	(2.9)	1,615
Operating expenses	(959)	(0.0)	(2.5)	(959)
Personnel expenses	(558)	0.6	(1.8)	(554)
Other administrative expenses	(295)	0.0	(2.4)	(295)
Depreciation	(106)	(3.6)	(6.0)	(110)
Operating income	648	(1.1)	(3.5)	655
Impairment on financial assets not measured at fair value through profit or loss	(614)	114.5	109.2	(286)
Provisions or reversal of provisions and other results	(19)	232.0	222.0	(6)
Profit/(loss) before tax	15	(95.8)	(95.9)	363
Income tax	11	n.s.	n.s.	(67)
Profit/(loss) for the year	26	(91.4)	(91.6)	297
Non-controlling interests	-	-	-	-
Net attributable profit/(loss)	26	(91.4)	(91.6)	297

Balance sheets	30-06-20	Δ %	Δ % (1)	31-12-19
Cash, cash balances at central banks and other demand deposits	13,908	67.7	67.2	8,293
Financial assets designated at fair value	6,955	(9.2)	(9.5)	7,659
Of which: Loans and advances	384	46.9	46.4	261
Financial assets at amortized cost	76,800	10.5	10.1	69,510
Of which: Loans and advances to customers	68,668	8.7	8.4	63,162
Inter-area positions	-	-	-	-
Tangible assets	907	(0.8)	(1.1)	914
Other assets	2,548	18.4	18.0	2,153
Total assets/liabilities and equity	101,118	14.2	13.9	88,529
Financial liabilities held for trading and designated at fair value through profit or loss	459	62.8	62.3	282
Deposits from central banks and credit institutions	6,229	52.6	52.1	4,081
Deposits from customers	75,649	12.0	11.7	67,525
Debt certificates	3,177	(10.5)	(10.8)	3,551
Inter-area positions	4,985	45.9	45.5	3,416
Other liabilities	6,703	15.0	14.6	5,831
Economic capital allocated	3,916	1.9	1.6	3,843

Relevant business indicators	30-06-20	Δ %	Δ % (1)	31-12-19
Performing loans and advances to customers under management (2)	69,206	9.4	9.1	63,241
Non-performing loans	822	12.6	12.2	730
Customer deposits under management (2)	75,651	12.0	11.7	67,528
Off-balance sheet funds (3)	-	-	-	-
Risk-weighted assets	66,889	2.6	2.3	65,170
Efficiency ratio (%)	59.7			61.0
NPL ratio (%)	1.1			1.1
NPL coverage ratio (%)	133			101
Cost of risk (%)	1.80			0.88

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, pension funds and other off-balance sheet funds.

36

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rates. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity during the first half of 2020 were:

●

The lending activity for the area (performing loans under management) showed an increase of 9.1%, mainly due to the dynamism of the commercial portfolio of CIB (up 22.6%) and the segment of corporate and commercial banking (up 12.7%), the latter supported by the Paycheck Protection Program (PPP). The rest of the retail portfolio showed negative variations compared to the end of 2019 (down 1.1%) as it has been affected by lower activity levels as a result of the lockdown.

●	In terms of the risk indicators, the NPL ratio remained stable over the semester and closed at 1.1%. The NPL coverage ratio improved to 133%.

●	Customer deposits under management increased by 11.7% in the semester, aided by the disposal of customers of the funds received from the governmental programs to face the crisis.

Results

The United States generated a net attributable profit of €26m during the first half of 2020, 91.6% less than in the same period of the previous year. The most relevant aspects related to the income statement are summarized below:

●	Net interest income fell by 9.2% year-on-year, impacted by interest rate cuts, for a total of 225 basis points, made by the Fed since the first quarter 2019.

●	Net fees and commissions closed with an increase of 2.6% compared to the same period in the previous year, due mainly to those generated by the Global Markets unit.

●	NTI contribution increased (up 83.1% year-on-year) as a result of higher capital gains from the sale of ALCO portfolios and higher results from the Global Markets unit.

●

Operating expenses are lower compared to the same period in the previous year (down 2.5% year-on-year) as a result of both the decrease of some expenses due to the pandemic and the containment plans which have been implemented.

●

Increase in the impairment on financial assets (up 109.2% year-on-year, down 56.0% in the quarter), explained by the adjustment in the macro scenario due to the negative effects of COVID-19 and to higher loan-loss provisions in the first quarter to cover specific clients in the Oil & Gas sector. Consequently, the cumulative cost of risk as of June 2020 stood at 1.80%, after the rebound experienced in March due to the increase in the impairment on financial assets.

●	The heading of provisions and other results closed at €-19m, mainly due to higher provisions as a consequence of COVID-19.

●	The income tax registered an income of €11m as a result of the adjustment of the calculation of the effective tax rate for the whole year.

37

Mexico

Highlights

●	Evolution of activity is supported by the good performance of the wholesale portfolio.

●	Growth of gross income thanks to the increase in NTI.

●	Stability in operating income.

●	Net attributable profit affected by the significant increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATE. DATA AS OF 30-06-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: -10.0%.	(1) At current exchange rate: -49.1%.

38

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H20	Δ %	Δ % (1)	1H19
Net interest income	2,717	(10.7)	(1.5)	3,042
Net fees and commissions	513	(17.5)	(9.0)	621
Net trading income	231	71.0	88.5	135
Other operating income and expenses	88	(13.1)	(4.1)	102
Gross income	3,550	(9.0)	0.4	3,901
Operating expenses	(1,200)	(6.9)	2.6	(1,290)
Personnel expenses	(490)	(10.5)	(1.3)	(548)
Other administrative expenses	(551)	(3.3)	6.7	(570)
Depreciation	(159)	(7.8)	1.6	(172)
Operating income	2,349	(10.0)	(0.8)	2,611
Impairment on financial assets not measured at fair value through profit or loss	(1,394)	70.5	88.0	(818)
Provisions or reversal of provisions and other results	(64)	n.s.	n.s.	(10)
Profit/(loss) before tax	891	(50.0)	(44.9)	1,783
Income tax	(237)	(52.4)	(47.5)	(496)
Profit/(loss) for the year	655	(49.1)	(43.9)	1,287
Non-controlling interests	(0)	(49.4)	(44.2)	(0)
Net attributable profit/(loss)	654	(49.1)	(43.9)	1,287

Balance sheets	30-06-20	Δ %	Δ %(1)	31-12-19
Cash, cash balances at central banks and other demand deposits	6,562	1.1	23.7	6,489
Financial assets designated at fair value	33,941	8.1	32.2	31,402
Of which: Loans and advances	2,336	200.7	267.6	777
Financial assets at amortized cost	58,418	(11.7)	7.9	66,180
Of which: Loans and advances to customers	49,440	(14.9)	4.1	58,081
Tangible assets	1,582	(21.7)	(4.3)	2,022
Other assets	3,167	6.1	29.7	2,985
Total assets/liabilities and equity	103,671	(5.0)	16.2	109,079
Financial liabilities held for trading and designated at fair value through profit or loss	24,494	12.4	37.5	21,784
Deposits from central banks and credit institutions	3,096	46.2	78.8	2,117
Deposits from customers	50,398	(9.9)	10.2	55,934
Debt certificates	7,799	(11.8)	7.9	8,840
Other liabilities	12,535	(19.2)	(1.2)	15,514
Economic capital allocated	5,348	9.4	33.8	4,889

Relevant business indicators	30-06-20	Δ %	Δ % (1)	31-12-19
Performing loans and advances to customers under management (2)	50,217	(14.3)	4.8	58,617
Non-performing loans	1,194	(19.2)	(1.2)	1,478
Customer deposits under management (2)	50,131	(9.4)	10.8	55,331
Off-balance sheet funds (3)	21,271	(13.0)	6.3	24,464
Risk-weighted assets	54,947	(7.3)	13.3	59,299
Efficiency ratio (%)	33.8			32.9
NPL ratio (%)	2.2			2.4
NPL coverage ratio (%)	165			136
Cost of risk (%)	4.95			3.01

(1) Figures at constant exchange rate.
(2) Excluding repos.
(3) Includes mutual funds, pension funds and other off-balance sheet funds.

39

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

The most relevant developments in relation to activity in the area during the first half of 2020 have been:

●

Lending activity (performing loans under management) grew by 4.8% in the first six months, supported by the performance of the wholesale portfolio, which registered an increase of 10.4%, driven by both the availability of credit facilities to deal with the pandemic and by the constant organic generation of lending. It is worth mentioning that the growth of BBVA Mexico’s wholesale portfolio outperformed the market, allowing it to gain 120 basis points of market share in this segment over the last twelve months to 20.7%, according to the latest data available at the end of May (Source: Mexican National Banking and Securities Commission). The retail portfolio closed in line with December 2019 (up 0.2%), due to lower economic activity resulting from the lockdown, which affected consumer portfolios and credit cards.

●	The asset quality indicators improved in comparison to the end of 2019. As a result, the NPL ratio stood at 2.2% and the NPL coverage ratio at 165%.

●

Customer deposits under management grew by 10.8% in the half year, driven by the good performance of both demand deposits and time deposits. Off-balance sheet funds also performed well in the half-year (up 6.3%), due to a greater customer preference for these products in their search for more profitable investment alternatives.

Results

BBVA Mexico achieved a net attributable profit of €654m in the first half of 2020, which is a 43.9% reduction compared to the same period of the previous year. This was due to the increase in the impairment on financial assets, generated by additional provisions made during the first half of the year as a result of COVID-19. The most relevant aspects related to the income statement are summarized below:

●

Net interest income closed below the first half of 2019 (down 1.5%) since higher activity levels were offset by a reduction of 225 basis points in the benchmark rates during the first half of 2020. Additionally, this reflects the change in the portfolio mix, with a higher percentage of wholesale customers, as well as the application of customer support programs.

●

Net fees and commissions fell (down 9.0%), mainly as a result of lower fees and commissions for credit card transactions due to the lockdown imposed in response to the pandemic, and to an increase in transactions made through digital channels, which do not generate fees and commissions for retail customers.

●	The NTI performed strongly, with an 88.5% year-on-year growth mainly derived from the earnings of the Global Markets unit, as well as higher earnings from foreign exchange transactions.

●

The other operating income and expenses line registered a year-on-year fall of 4.1%, mainly due to a greater contribution to the Deposit Guarantee Fund which was partially offset by the good performance of the insurance business.

●

The impairment on financial assets line item increased by 88.0%, mainly due to the additional provisions caused by COVID-19, which include the deterioration in the macroeconomic scenario. The cumulative cost of risk as of June 2020 was 4.95%.

●	In the provisions and other results line, the comparison was negative due to higher provisions for contingencies resulting from COVID-19.

40

Turkey

Highlights

●	Activity impacted by the support programs and lockdown.

●	Good performance of net interest income and NTI.

●	Efficiency ratio improvement.

●	Net attributable profit affected by the significant increase in the impairment on financial assets line.

BUSINESS ACTIVITY(1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATE. DATA AS OF 30-06-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

41

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H20	Δ %	Δ %(1)	1H19
Net interest income	1,534	13.4	27.6	1,353
Net fees and commissions	264	(26.7)	(17.5)	360
Net trading income	127	n.s.	n.s.	(65)
Other operating income and expenses	32	8.0	21.6	30
Gross income	1,957	16.7	31.3	1,677
Operating expenses	(562)	(5.3)	6.6	(594)
Personnel expenses	(307)	(8.4)	3.0	(335)
Other administrative expenses	(172)	(0.3)	12.2	(173)
Depreciation	(83)	(3.1)	9.1	(86)
Operating income	1,394	28.7	44.8	1,084
Impairment on financial assets not measured at fair value through profit or loss	(618)	83.6	106.5	(337)
Provisions or reversal of provisions and other results	(61)	186.5	222.4	(21)
Profit/(loss) before tax	715	(1.4)	10.9	726
Income tax	(175)	14.7	29.1	(153)
Profit/(loss) for the year	540	(5.7)	6.1	573
Non-controlling interests	(274)	(5.9)	5.9	(291)
Net attributable profit/(loss)	266	(5.5)	6.3	282

Balance sheets	30-06-20	Δ %	Δ %(1)	31-12-19
Cash, cash balances at central banks and other demand deposits	5,489	0.1	14.9	5,486
Financial assets designated at fair value	5,712	8.4	24.5	5,268
Of which: Loans and advances	454	2.1	17.3	444
Financial assets at amortized cost	50,079	(2.4)	12.1	51,285
Of which: Loans and advances to customers	41,196	1.7	16.8	40,500
Tangible assets	942	(15.7)	(3.2)	1,117
Other assets	1,302	3.4	18.8	1,260
Total assets/liabilities and equity	63,525	(1.4)	13.2	64,416
Financial liabilities held for trading and designated at fair value through profit or loss	2,249	3.0	18.3	2,184
Deposits from central banks and credit institutions	5,572	24.6	43.0	4,473
Deposits from customers	40,132	(2.9)	11.5	41,335
Debt certificates	4,074	(4.6)	9.5	4,271
Other liabilities	8,751	(7.7)	6.0	9,481
Economic capital allocated	2,748	2.8	18.1	2,672

Relevant business indicators	30-06-20	Δ %	Δ %(1)	31-12-19
Performing loans and advances to customers under management (2)	40,529	2.2	17.3	39,662
Non-performing loans	3,708	1.2	16.2	3,663
Customer deposits under management (2)	39,929	(3.4)	11.0	41,324
Off-balance sheet funds (3)	4,212	7.8	23.8	3,906
Risk-weighted assets	57,190	1.0	15.9	56,642
Efficiency ratio (%)	28.7			33.8
NPL ratio (%)	7.0			7.0
NPL coverage ratio (%)	82			75
Cost of risk (%)	2.71			2.07

(1) Figures at constant exchange rate.
(2) Excluding repos.
(3) Includes mutual funds, pension funds and other off-balance sheet funds.

42

Activity

Unless expressly stated otherwise, all comments below on rates of changes for both activity and income, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity during the first six months of 2020 were:

●

Lending activity (performing loans under management) increased by 17.3% year-to-date mainly driven by a growth in Turkish lira loans (up 22.0%) which was supported by a lower interest rate environment, commercial customers supported by the Credit Guarantee Fund (hereafter CGF) lending and short-term commercial lending. Foreign-currency loans (in U.S. dollars) remained stable during the first half of 2020 (up 0.4%).

●

By segments, Turkish-lira commercial loans performed remarkably well in the first half of 2020 (up 43.0%) mainly thanks to new CGF utilizations and declining interest rates. In addition, consumer loans continued growing at double digit in the first half of 2020, thanks to the good origination at the end of the second quarter after the significant increase in the first quarter, and credit cards, which slightly recovered in the second quarter of the year showing an increase in the first half of 2020.

●	In terms of asset quality, the NPL ratio remained stable at 7.0% compared to December 2019. The NPL coverage ratio stood at 82% as of June 30, 2020.

●

Customer deposits (63% of total liabilities in the area as of June 30, 2020) remained the main source of funding for the balance sheet and increased by 11.0% in the first half of 2020. It is worth mentioning the positive performance of demand deposits which represent 49.2% of the total customer deposits and which increased by 43.5% between January and June 2020, as well as the off-balance sheet funds which grew by 23.8% during the same time.

Results

Turkey generated a net attributable profit of €266m in the first half of 2020, 6.3% higher than the same period of the previous year. Despite the impact from the increase in the impairment losses on financial assets, operating income grew by 44.8%. The most significant aspects of the year-on-year evolution in the income statement are the following:

●

Net interest income grew (up 27.6%) mainly due to higher Turkish lira customer spreads and higher loan and demand deposit volume, which was partially offset by a lower contribution from inflation-linked bonds.

●

Net fees and commissions contracted by 17.5% on a year-on-year basis, mainly due to the changes in fees regulation that went into effect in March 2020 and lower activity levels due to the impact of COVID-19.

●

NTI performed well in the first half of 2020 and compares favorably with the losses of the first half of 2019. This is mainly the result of the good performance of hedging activities, foreign currency trading operations and the income generated by security trading operations.

●

Other income and operating expenses increased by 21.6% compared to the same period in 2019, mainly due to positive contribution of non-financial activities (renting activity) and higher insurance activity income.

●

Operating expenses increased by 6.6%, significantly below the average inflation rate which is also supported by the reduction in the operating expenses due to COVID-19. As a result of the growth of the gross margin well above the growth of expenses, the efficiency ratio remained at low levels (28.7%).

●

Impairment losses on financial assets strongly increased by 106.5% because of provisions for specific clients in the commercial portfolio and, especially, the adjustment in the macro scenario due to the negative effects of COVID-19. For its part, the cumulative cost of risk at the end of June stood at 2.71% after its upturn in March as a result of the growing loan loss provisions.

●

The line provisions and other results closed the first half of 2020 at -€61m and compares adversely to the same period of the previous year mainly due to higher provisions for special funds and for contingent liabilities and commitments.

43

South America

Highlights

●	Activity affected by the support programs and the lockdown.

●	Year-on-year net interest income growth.

●	Reduction in NTI and net fees and commissions.

●	Net attributable profit affected by the increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATES. DATA AS OF 30-06-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

44

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H20	Δ %	Δ % (1)	1H19
Net interest income	1,443	(10.5)	6.8	1,613
Net fees and commissions	232	(22.3)	(9.9)	298
Net trading income	172	(45.3)	(30.2)	314
Other operating income and expenses	(183)	(21.0)	(16.3)	(231)
Gross income	1,664	(16.6)	1.7	1,994
Operating expenses	(719)	(7.7)	8.5	(779)
Personnel expenses	(357)	(11.2)	6.1	(402)
Other administrative expenses	(279)	(4.7)	11.6	(293)
Depreciation	(83)	(1.8)	9.2	(84)
Operating income	945	(22.2)	(3.0)	1,215
Impairment on financial assets not measured at fair value through profit or loss	(603)	72.5	96.3	(349)
Provisions or reversal of provisions and other results	(45)	139.1	279.9	(19)
Profit/(loss) before tax	297	(64.9)	(54.7)	847
Income tax	(81)	(70.0)	(62.8)	(271)
Profit/(loss) for the year	216	(62.5)	(50.7)	576
Non-controlling interests	(57)	(67.0)	(58.1)	(171)
Net attributable profit/(loss)	159	(60.6)	(47.3)	404

Balance sheets	30-06-20	Δ %	Δ %(1)	31-12-19
Cash, cash balances at central banks and other demand deposits	8,399	(2.3)	8.0	8,601
Financial assets designated at fair value	8,250	34.8	50.1	6,120
Of which: Loans and advances	452	296.8	n.s.	114
Financial assets at amortized cost	38,742	2.3	12.6	37,869
Of which: Loans and advances to customers	35,336	(1.0)	9.0	35,701
Tangible assets	874	(9.7)	(3.9)	968
Other assets	1,626	13.0	23.7	1,438
Total assets/liabilities and equity	57,891	5.3	16.0	54,996
Financial liabilities held for trading and designated at fair value through profit or loss	1,943	4.5	18.8	1,860
Deposits from central banks and credit institutions	4,289	17.3	26.9	3,656
Deposits from customers	39,357	9.0	20.4	36,104
Debt certificates	2,972	(7.7)	0.2	3,220
Other liabilities	6,998	(8.7)	(0.3)	7,664
Economic capital allocated	2,332	(6.4)	4.3	2,492

Relevant business indicators	30-06-20	Δ %	Δ % (1)	31-12-19
Performing loans and advances to customers under management (2)	35,273	(0.9)	9.1	35,598
Non-performing loans	1,888	1.9	12.3	1,853
Customer deposits under management (3)	39,376	9.0	20.4	36,123
Off-balance sheet funds (4)	13,838	7.6	10.5	12,864
Risk-weighted assets	44,015	(3.1)	6.7	45,413
Efficiency ratio (%)	43.2			40.9
NPL ratio (%)	4.5			4.4
NPL coverage ratio (%)	108			100
Cost of risk (%)	3.10			1.88

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Excluding repos and including specific marketable debt securities.

(4) Includes mutual funds, pension funds and other off-balance sheet funds.

45

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit/(loss)
Country	1H20	Δ %	Δ % (1)	1H19	1H20	Δ %	Δ % (1)	1H19

Argentina	190	(43.4)	n.s.	335	43	(61.2)	n.s.	110

Colombia	295	(10.7)	0.8	331	48	(63.0)	(58.2)	130

Peru	353	(13.7)	(13.5)	409	32	(66.8)	(66.7)	98

Other countries (2)	107	(23.4)	(12.7)	140	36	(45.9)	(37.6)	66

Total	945	(22.2)	(3.0)	1,215	159	(60.6)	(47.3)	404

 (1) Figures at constant exchange rates.

 (2) Bolivia, Chile (Forum), Paraguay, Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru

	30-06-20	31-12-19	30-06-20	31-12-19	30-06-20	31-12-19

Performing loans and advances to customers under management (1)(2)	3,172	2,500	11,885	11,242	16,017	14,168

Non-performing loans and guarantees given (1)	67	89	688	648	914	760

Customer deposits under management (1)(3)	4,731	3,726	13,582	11,104	16,407	13,802

Off-balance sheet funds (1)(4)	1,455	550	1,140	1,215	1,887	1,716

Risk-weighted assets	6,354	6,093	13,499	14,172	18,735	19,293

Efficiency ratio (%)	53.3	46.9	35.6	36.2	39.1	35.8

NPL ratio (%)	2.1	3.4	5.3	5.3	4.4	4.1

NPL coverage ratio (%)	205	161	110	98	105	96

Cost of risk (%)	3.64	4.22	3.37	1.67	2.91	1.45

 (1) Figures at constant exchange rates.

 (2) Excluding repos.

 (3) Excluding repos and including specific marketable debt securities.

 (4) Includes mutual funds and other off-balance sheet funds.

Activity and results

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity during the first half of 2020 were:

●

Lending activity (performing loans under management) as of June 30, 2020 was 9.1% higher than at the end of the previous year. The performance of the wholesale portfolio is noteworthy, due to greater drawdowns of credit facilities by companies in response to the situation generated by the COVID-19 health crisis. This positive performance was partly offset by the lower activity of retail customers caused by the lockdown measures applied by the different countries and which has particularly affected consumer portfolios and credit cards. With regards to asset quality, the NPL ratio stood at 4.5%, while the NPL coverage ratio stood at 108%.

●

On the funding side, the performance has been boosted by the measures taken by the different central banks to ensure liquidity in the respective financial systems in the region. As a result, deposits from customers under management increased by 20.4% during the first six months of the year, mainly due to the growth of demand deposits and, to a lesser extent, time deposits. For its part, off-balance sheet funds grew by 10.5% in the same period.

Regarding results, South America generated a cumulative net attributable profit of €159m between January and June 2020, representing a year-on-year decline of -47.3% (down 60.6% at current exchange rates), mainly due to the increase in the impairment on financial assets caused by the COVID-19 crisis. The cumulative impact of inflation in Argentina on the area’s net attributable profit in the first half of 2020 amounted to -€58m, compared to -€94m in the first half of 2019.

46

The most notable aspects of the evolution of the income statement in the first half of 2020 are summarized below:

●	Net interest income continued to grow at constant exchange rates (up 6.8%). At current exchange rates, the depreciation of the main currencies in the region weakened this positive performance.

●

Decrease in the contribution from NTI (down 30.2% at constant exchange rates, down 45.3% at current exchange rates) mainly due to the positive effect of the sale of the stake in Prisma Medios de Pago S.A. in the first half of 2019.

●	Increase in operating expenses below the inflation rate in the region.

●	Higher impairments on financial assets (up 96.3%, up 72.5% at current exchange rates) mainly due to the extraordinary deterioration in the macroeconomic scenario caused by the impact of COVID-19.

The most significant countries in the business area, Argentina, Colombia and Peru, performed as follows in the first half of 2020 in terms of activity and results:

Argentina

●

Lending activity grew by 26.9% in the first six months due to the increase in wholesale portfolios, partly offset by lower retail growth, especially in consumer finance and credit cards, as a result of the reduced activity resulting from the COVID-19 lockdown measures. The NPL ratio decreased to 2.1% as of June 30, 2020, down from 3.4% at the end of December 2019, as a result of decreasing non-performing loans.

●

On the funding side, deposits from customers under management increased by 26.9%, with strong growth in both time and demand deposits due to the establishment of minimum returns for deposits in pesos by the Central Bank of the Republic of Argentina.

●

Net attributable profit stood at €43m, affected by the greater need for impairment on financial assets resulting from the COVID-19 crisis and by the positive effect of the sale of the stake in Prisma Medios de Pago S.A. on the results for the previous year.

Colombia

●

Lending activity grew by 5.7% during the first six months due to the performance of the wholesale portfolios, which offset the lower growth in retail, especially in consumer finance and credit cards, resulting from the lower activity caused by the lockdown. In terms of asset quality, the NPL ratio remained stable at 5.3% at the end of June 2020.

●

Deposits from customers under management increased by 22.3% in the first six months of 2020, driven by the growth in demand and time deposits. Off-balance sheet funds continued their recovery after the withdrawals seen at the end of the first quarter of the year and closed 6.2% lower compared to the end of December 2019 (up 56.5% in the quarter).

●

The net attributable profit stood at €48m, with a year-on-year fall of 58.2%. Greater generation of net interest income but a negative impact from the greater loan-loss provisioning due to the COVID-19 crisis, as well as the provisions for specific customers.

Peru

●

Lending activity was 13.0% above the end of the financial year 2019, mainly driven by the wholesale portfolio, due to the distribution of funds from the Plan Reactiva (Reactive Plan), which offsets the lower retail growth, especially in consumer finance and credit cards, as a result of the reduced activity caused by the COVID-19 lockdown. With regard to asset quality, the NPL ratio increased to 4.4% as of June 30, 2020 and the NPL coverage ratio reached 105%.

●	Deposits from customers under management increased by 18.9% in the half, mainly due to the 32.9% growth in demand deposits. Off-balance sheet funds increased by 9.9%.

●

Net interest income fell compared to the previous year, due to the pressure on interest rates caused by the fall in official rates and government-backed loans at preferential rates, which are in addition to the customer relief measures such as interest-free deferral of repayments on credit cards. Net fees and commissions also fell, affected by the reduced activity resulting from the pandemic and the elimination of certain fees and commissions as a measure to support customers. Significant increase in the impairment on financial assets as a result of greater loan-loss provisioning resulting from the COVID-19 crisis. As a result of the above, the net attributable profit stood at €32m, which is 66.7% lower than the figure achieved twelve months earlier.

47

Rest of Eurasia

Highlights

●	Good performance of lending activity.

●	Improved risk indicators.

●	Increased recurring income resulting from positive evolution of the transactional and investment banking and good performance of NTI.

●	Reduction of operating expenses.

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H20	Δ %	1H19
Net interest income	102	21.0	85
Net fees and commissions	83	19.6	69
Net trading income	78	29.7	60
Other operating income and expenses	5	(14.8)	6
Gross income	268	22.1	220
Operating expenses	(137)	(3.4)	(142)
Personnel expenses	(65)	(6.0)	(69)
Other administrative expenses	(63)	(1.4)	(64)
Depreciation	(9)	2.8	(9)
Operating income	131	68.2	78
Impairment on financial assets not measured at fair value through profit or loss	(34)	220.5	(11)
Provisions or reversal of provisions and other results	(8)	n.s.	1
Profit/(loss) before tax	89	30.1	69
Income tax	(23)	72.1	(13)
Profit/(loss) for the year	66	20.0	55
Non-controlling interests	-	-	-
Net attributable profit/(loss)	66	20.0	55

Balance sheets	30-06-20	Δ %	31-12-19
Cash, cash balances at central banks and other demand deposits	310	25.3	247
Financial assets designated at fair value	500	4.6	477
Of which: Loans and advances	-	-	-
Financial assets at amortized cost	25,688	15.5	22,233
Of which: Loans and advances to customers	22,524	14.5	19,669
Inter-area positions	-	-	-
Tangible assets	69	(3.8)	72
Other assets	239	5.1	228
Total assets/liabilities and equity	26,805	15.3	23,257
Financial liabilities held for trading and designated at fair value through profit or loss	47	(17.3)	57
Deposits from central banks and credit institutions	1,054	1.5	1,039
Deposits from customers	4,567	(3.0)	4,708
Debt certificates	380	(54.6)	838
Inter-area positions	19,423	26.5	15,351
Other liabilities	394	(1.3)	399
Economic capital allocated	940	8.8	864

48

Relevant business indicators	30-06-20	Δ %	31-12-19
Performing loans and advances to customers under management (1)	22,587	14.9	19,663
Non-performing loans	254	(27.4)	350
Customer deposits under management (1)	4,567	(3.0)	4,708
Off-balance sheet funds (2)	518	3.5	500
Risk-weighted assets	20,247	12.6	17,989
Efficiency ratio (%)	51.1		64.6
NPL ratio (%)	0.8		1.2
NPL coverage ratio (%)	126		98
Cost of risk (%)	0.32		0.02

(1) Excluding repos.

(2) Includes mutual funds, pension funds and other off-balance sheet funds.

Activity and results

The most relevant aspects of the activity and results in the area in the first half of 2020 were:

●

Lending activity (performing loans under management) grew by 14.9% during the first half of the year, due to a greater drawdown of loans by customers to face the situation generated by COVID-19 from a more comfortable liquidity position.

●	Asset quality indicators improved compared to the end of 2019: the NPL ratio and NPL coverage ratio closed at 0.8% and 126%, respectively, as of June 30, 2020.

●	Customer deposits under management fell by 3.0%.

●

In terms of results, the most recurring revenues increased 20.4% year-on-year due to the positive performance of both net interest income (up 21.1% year-on-year) and net fees and commissions (up 19.6% year-on-year), supported by the CIB activity.

●	The NTI line increased (up 29.7% year-on-year) due to the good performance of customer activity and favorable management of market volatility.

●	Reduction of operating expenses (down 3.4% year-on-year).

●	The impairment on financial assets line increased, mainly as a result of the impairment of a specific customer.

●	As a result, the area’s net attributable profit in the first half of 2020 was €66m (up 20.0% year-on-year).

49

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H20	Δ %	1H19
Net interest income	(69)	(47.3)	(132)
Net fees and commissions	(35)	(20.9)	(44)
Net trading income	185	n.s.	(74)
Other operating income and expenses	18	32.5	13
Gross income	98	n.s.	(236)
Operating expenses	(406)	(15.8)	(482)
Personnel expenses	(232)	(17.2)	(280)
Other administrative expenses	(78)	(29.7)	(111)
Depreciation	(96)	5.4	(91)
Operating income	(307)	(57.2)	(718)
Impairment on financial assets not measured at fair value through profit or loss	–	–	–
Provisions or reversal of provisions and other results	(2,193)	n.s.	(44)
Profit/(loss) before tax	(2,500)	228.1	(762)
Income tax	85	(45.5)	156
Profit/(loss) for the year	(2,415)	298.5	(606)
Non-controlling interests	(1)	(92.4)	(10)
Net attributable profit/(loss)	(2,416)	291.9	(616)
Of which:
Goodwill impairment in the United States	(2,084)
Net attributable profit /(loss) excluding the goodwill impairment in the United States	(332)	(46.2)	(616)

Balance sheets	30-06-20	Δ %	31-12-19
Cash, cash balances at central banks and other demand deposits	837	0.1	836
Financial assets designated at fair value	1,865	(24.1)	2,458
Of which: Loans and advances	–	–	–
Financial assets at amortized cost	2,087	(15.8)	2,480
Of which: Loans and advances to customers	425	(47.7)	813
Inter-area positions	15,676	(27.0)	21,477
Tangible assets	2,126	(5.1)	2,240
Other assets	17,953	(12.0)	20,394
Total assets/liabilities and equity	40,544	(18.7)	49,886
Financial liabilities held for trading and designated at fair value through profit or loss	26	90.3	14
Deposits from central banks and credit institutions	870	21.3	718
Deposits from customers	308	0.2	308
Debt certificates	7,079	(8.8)	7,764
Inter-area positions	-	-	-
Other liabilities	7,837	(22.8)	10,148
Economic capital allocated	(25,131)	4.8	(23,989)
Total equity	49,555	(9.8)	54,925

50

The Corporate Center registered a net attributable loss of €2,416m in the first half of 2020, due to the €2,084m goodwill impairment in the United States in the first quarter of 2020, which was fundamentally caused by the negative impact of the macroeconomic scenario adjustment due to the COVID-19 pandemic. The most relevant aspects of the evolution of the area are:

●	The net interest income reflects lower financing costs.

●	The NTI recorded €185m, mainly from gains in foreign-exchange rate hedging, which compares very positively to the -€74m in the first half of 2019.

●	Other income/expenses primarily related to Telefónica, S.A. dividends, as well as the income from companies accounted for by the equity method.

●	Containment of operating expenses, which decreased by 15.8% year-on-year, both for personnel expenses (mainly for variable remuneration) and for general expenses.

●	Provisions and other results include the goodwill impairment in the United States booked in the first quarter of 2020.

51

Other information: Corporate & Investment Banking

Highlights

●	Good performance of customer activity, which is reflected in the net interest income and fees and commissions.

●	Excellent performance of NTI.

●	Leadership position in green and sustainable loans.

●	Net attributable profit affected by the significant increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATES. DATA AS OF 30-06-20)	GROSS INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

52

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H20	Δ %	Δ %	(1)	1H19
Net interest income	806	5.6	14.1		763
Net fees and commissions	402	14.8	21.5		350
Net trading income	417	13.0	21.0		369
Other operating income and expenses	(23)	(12.6)	(0.7)		(27)
Gross income	1,602	10.0	17.9		1,456
Operating expenses	(486)	(7.5)	(4.1)		(525)
Personnel expenses	(202)	(14.4)	(12.5)		(236)
Other administrative expenses	(224)	(0.8)	5.1		(225)
Depreciation	(60)	(5.7)	(4.5)		(64)
Operating income	1,116	20.0	31.0		930
Impairment on financial assets not measured at fair value through profit or loss	(426)	n.s.	n.s.		(79)
Provisions or reversal of provisions and other results	(36)	n.s.	n.s.		18
Profit/(loss) before tax	655	(24.8)	(17.7)		870
Income tax	(182)	(14.7)	(5.8)		(213)
Profit/(loss) for the year	473	(28.0)	(21.5)		657
Non-controlling interests	(88)	(45.3)	(38.8)		(161)
Net attributable profit/(loss)	385	(22.4)	(16.1)		496
(1) Figures at constant exchange rates.

Balance sheets	30-06-20	Δ %	Δ %	(1)	31-12-19
Cash, cash balances at central banks and other demand deposits	4,204	19.7	21.1		3,513
Financial assets designated at fair value	122,595	16.3	19.6		105,386
Of which: Loans and advances	36,838	7.9	8.1		34,153
Financial assets at amortized cost	87,077	14.3	20.5		76,169
Of which: Loans and advances to customers	74,335	12.8	19.0		65,915
Inter-area positions	-	-	-		-
Tangible assets	55	(13.2)	(8.2)		63
Other assets	1,523	(39.2)	(39.3)		2,506
Total assets/liabilities and equity	215,454	14.8	19.1		187,637
Financial liabilities held for trading and designated at fair value through profit or loss	109,956	20.0	23.1		91,657
Deposits from central banks and credit institutions	15,169	(1.7)	(0.4)		15,426
Deposits from customers	43,994	12.3	20.1		39,166
Debt certificates	1,855	(29.3)	(26.4)		2,625
Inter-area positions	35,545	13.5	18.3		31,316
Other liabilities	4,464	50.9	55.8		2,959
Economic capital allocated	4,472	(0.3)	5.5		4,487
(1) Figures at constant exchange rates.

Relevant business indicators	30-06-20	Δ %	Δ %	(1)	31-12-19
Performing loans and advances to customers under management (2)	74,039	13.0	19.2		65,509
Non-performing loans	1,104	(8.8)	0.1		1,211
Customer deposits under management (2)	43,885	12.1	19.9		39,150
Off-balance sheet funds (3)	1,397	34.7	57.7		1,037
Efficiency ratio (%)	30.3				35.2

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Includes mutual funds, pension funds and other off-balance sheet funds.

53

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and profit and loss, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity during the first half of 2020 have been:

●

Lending activity (performing loans under management) continued with its double-digit growth (up 19.2% between January and June 2020) and there was a positive performance in all geographical areas, with the Rest of Eurasia, Turkey and the United States standing out, as a result of the increased drawdown of credit facilities by customers to deal with the situation created by COVID-19 from a more comfortable liquidity position.

●	Customer funds also registered a strong increase of 20.8% in the first half, mainly as a result of the placement of liquidity in the bank. By geographical area, the United States and Spain stood out.

At the end of the first half of 2020, it is worth mentioning that BBVA, within its strategic priority of “helping our clients transition towards a sustainable future” participated in a total of 23 transactions within the field of sustainable financing, leading twelve of them as a sustainable coordinator.

Results

CIB generated a net attributable profit of €385m in the first half of 2020, which is 16.1% less in the year-on-year comparison. This is due to the increase in the impairment on financial assets, as operating income grew by 31.0% over the same period of time. The most relevant aspects of the year-on-year changes in the income statement for Corporate & Investment Banking are summarized below:

●	Positive performance of net interest income (up 14.1%) due to the performance of lending activity, with higher volumes and an improvement in profitability per transaction due to the sales effort.

●	Double-digit increase in net fees and commissions (up 21.5%), supported by transactional business and investment, and finance banking in most geographical areas.

●

The NTI recovered during the second quarter of the year and registered an accumulated year-on-year growth of 21.0%, due to the good performance of customer activity and good management of market volatility, especially in Mexico, Rest of Europe and the United States.

●	As a result, gross income increased by 17.9%.

●

The efficiency ratio improved to 30.3% due to operating expenses falling significantly (down 4.1%), thanks to the containment plans implemented by the area and also partly due to savings in some expenditures as a result of the lockdown.

●	Provisions for impairment on financial assets increased significantly due to the provisions related to COVID-19, which includes the deterioration of the macroeconomic scenario.

54

Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: July 30, 2020
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative